                                                FILED PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-22063
PROSPECTUS

                        4,185,318 SHARES OF COMMON STOCK

           ISSUABLE UPON EXERCISE OF WARRANTS TO PURCHASE SUCH SHARES

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED

                          ---------------------------

     All of the 4,185,318 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Globalstar Telecommunications Limited (the "Company" or "GTL") offered hereby (the "Warrant Share Offering") are offered by the Selling Holders (as defined herein). Such shares (the "Warrant Shares") will be acquired by the Selling Holders upon exercise of certain warrants (the "Guaranty Warrants") issued to them in connection with their guaranties of a $250 million credit agreement for Globalstar, L.P. ("Globalstar"). The Company is a general partner in Globalstar. See "Summary -- Background of the Warrant Share Offering."

     The Warrant Shares offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Warrant Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Warrant Shares, for whom they may act as agent. The Warrant Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Holders or by agreement between the Selling Holders and underwriters and dealers who may receive fees or commissions in connection therewith. The sale of the Warrant Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of Warrant Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Warrant Shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The Company will not receive any of the proceeds from the sale of the Warrant Shares offered hereby, but the Company will receive approximately $110.9 million from the Selling Holders upon their exercise of the Guaranty Warrants. See "Selling Holders," "Plan of Distribution" and "Use of Proceeds."

     In conjunction with the Warrant Share Offering, the Company is distributing to holders of record of its Common Stock outstanding as of March 24, 1997, transferable subscription rights (the "Rights") to subscribe for and purchase in the aggregate 1,131,168 additional shares of Common Stock (the "Rights Shares"). The offer and sale by GTL of the Rights Shares (the "Rights Offering") is being effected by means of a separate prospectus.

     The Common Stock is listed on the Nasdaq National Market (the "NNM") under the symbol "GSTRF." On March 21, 1997, the last reported sale price of the Common Stock on the NNM was $55 1/4 per share.

                          ---------------------------

      PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 6.

                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

MARCH 24, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such Web site is http://www.sec.gov. The Common Stock is quoted on the NNM, and copies of the reports, proxy statements and other information filed by the Company with the Commission may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this
Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Proxy Statement relating to the 1997 Annual Meeting of Stockholders; and

          (c) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents (provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attention: Secretary (Telephone (441) 295-2244).

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements contained in this Prospectus that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, GTL, Loral and Globalstar or their representatives have made or may make forward-looking statements, orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, various filings made by GTL, Loral or Globalstar with the Commission, or press releases or oral statements made by or with the approval of an authorized executive officer of GTL, Loral or Globalstar.

     Management wishes to caution the reader that these forward-looking statements, such as the statements regarding Globalstar's planned timetable for launching and operating the Globalstar System, the extent of the market opportunity for Globalstar's services and products presented by the growing demand for telecommunications services worldwide, its anticipation of enabling local service providers to extend low-cost, high-quality telecommunications services to millions of people, its anticipated future revenues and capital expenditures and other statements contained above and herein in this Prospectus regarding matters that are not historical facts involve predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing Globalstar. Such risks include, but are not limited to, problems related to technical development and launch of the Globalstar System, the competitive environment in which the system will operate, doing business in developing markets, obtaining the necessary financing while being substantially leveraged, obtaining any required U.S. and foreign government authorizations, licenses and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements. See "Risk Factors."

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information contained herein gives effect to the issuance of an aggregate of 5.3 million shares of Common Stock and 5.3 million underlying Globalstar partnership interests upon (i) the exercise of the Rights and the Partnership Warrants underlying such rights and
(ii) the exercise of the Guaranty Warrants and the Partnership Warrants underlying such warrants. Unless otherwise indicated, information contained herein regarding the number of outstanding partnership interests of Globalstar or shares of Common Stock of GTL and the beneficial ownership thereof does not give effect to the issuance of Common Stock by GTL or the issuance of partnership interests by Globalstar upon (i) the conversion of the CPEOs and the purchase of underlying Globalstar partnership interests and (ii) the exercise of the warrants issued as part of the Units and the underlying rights to purchase Globalstar partnership interests. Unless otherwise specified or the context otherwise requires, references in this Prospectus to "dollars," "$" and "U.S.$" are to United States dollars. Certain capitalized terms used herein are defined in the Glossary.

                                  THE COMPANY

     The Company is a Bermuda company that acts as a general partner of Globalstar. Globalstar is building and preparing to launch and operate the Globalstar System designed to enable local service providers to offer low-cost, high quality wireless voice telephony and data services in virtually every populated area of the world. Globalstar's designated service providers have agreed to offer service and seek to obtain all necessary local regulatory approvals in more than 100 nations, accounting for about 88% of the world's population. The Company's sole asset is its interest in Globalstar.

     The Globalstar System's worldwide coverage is designed to extend affordable modern telecommunications services to millions of people who lack basic telephone service and to enhance wireless telecommunications in areas underserved or not served by cellular systems, providing a telecommunications solution in parts of the world where terrestrial systems cannot be economically justified. The Globalstar System has been designed to provide services at prices comparable to today's cellular service and substantially lower than the prices announced by Globalstar's anticipated satellite-based competitors. Globalstar service providers will set their own retail pricing in their territories and will pay Globalstar about $0.35 to $0.55 per minute on a wholesale basis.

     Globalstar customers will use a variety of Globalstar Phones, including hand-held and vehicle-mounted units similar to today's cellular telephones, fixed telephones similar either to phone booths or ordinary wireline telephones, and data terminals and facsimile machines. Dual-mode and tri-mode Globalstar Phones will provide access to both the Globalstar System and the subscriber's land-based cellular service. Each Globalstar Phone will communicate through one or more satellites to a local Globalstar service provider's interconnection point (known as a gateway) which will, in turn, connect into existing telecommunications networks.

     The elements of the Globalstar System -- space and ground segments, digital communications technology, handset supply, service provider arrangements and licensing -- are on schedule to begin launching satellites in the second half of 1997, to commence commercial operations in the second half of 1998 and to have a full constellation of 48 operational satellites, plus eight in-orbit spares, launched by the end of 1998:

          Space Segment. The first Globalstar satellite has been assembled and is now in pre-flight testing, and another four satellites are currently being assembled. Production is on schedule for the remaining satellites. Three different launch providers have signed agreements for the launch of the satellite constellation, providing a variety of launch options and considerable flexibility. Mission operations preparations and launch vehicle production and dispenser development are on schedule.

          Ground Segment. The first four gateways, which are to be in Australia, France, South Korea and the United States, are under construction. These gateways will support Globalstar's data network, monitor the initial launch and orbital placement of Globalstar's first satellites, and will serve as prototypes for production gateways that will support Globalstar service. Globalstar's SOCC facility has been completed.

          Digital Communications Technology. Qualcomm's CDMA technology has been successfully deployed in South Korea, Hong Kong and cities in the United States supporting terrestrial PCS and digital cellular service. Qualcomm's CDMA implementation for Globalstar has been successfully demonstrated in a simulated satellite environment. This demonstration validated Globalstar's encoding, modulation, control software, time and frequency distribution and up/down links between satellites and handsets.

          Handset Supply. Qualcomm and two other manufacturers, Ericsson and TELITAL, are on schedule in their design and development of Globalstar's handset.

          Service Providers. Globalstar and its partners have been seeking alliances with service providers throughout the world and have entered into agreements in a number of territories. For example, in November 1996, ChinaSat, a subsidiary of China's Ministry of Posts and Telecommunications, agreed to act as the exclusive distributor of Globalstar services in China, and to support four Globalstar gateways, the first of which is expected to be operational by 1998. Globalstar has also formed a joint venture with the principal Russian long distance carrier, Rostelecom, to provide Globalstar service in that country and is negotiating a service provider agreement with that joint venture. Globalstar believes that these relationships with in-country service providers will facilitate the granting of local regulatory approvals--particularly where, as is the case in China, the service provider and the licensing authority are the same--as well as providing local marketing and technical expertise.

          Licensing. In January 1995, the FCC granted authority for the construction, launch and operation of the Globalstar System and assigned spectrum for its user links. Later that year, WRC'95 allocated feeder link spectrum on an international basis for MSS systems such as Globalstar, and in November 1996 the FCC authorized Globalstar's feeder links.

     As a result of several recent decisions designed to assure and upgrade system performance and maintain schedule--including procurement of three launches on the Starsem Soyuz launch vehicle, additional testing procedures, development of additional and enhanced service features, cost growth and other factors--Globalstar currently estimates the cost for the design, construction and deployment of the Globalstar System, including working capital, cash interest on anticipated borrowings and operating expenses, to be approximately $2.5 billion. In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. After giving effect to the exercise of the Rights and the Guaranty Warrants, Globalstar will have raised or received commitments for approximately $2.0 billion in equity, debt and vendor financing, representing about 78% of the total financing expected to complete the Globalstar System and achieve worldwide operations.

     The Globalstar System has been designed to address the substantial and growing demand for telecommunications services worldwide, particularly in developing countries. More than three billion people today live without residential telephone service, many in rural areas where the cost of wireline service is prohibitively high. Moreover, even where telephone infrastructure is available in developing countries, outdated equipment often leads to unreliable local service and limited international access. The number of worldwide fixed phone lines has increased from 469 million in 1988 to 753 million in 1996 and is projected to increase to 1.2 billion by 2002. Nonetheless, during the same period, waiting lists for fixed service have increased from 30 million to 45 million, resulting in an average waiting time before installation of about one and a half years. Similarly, the cellular market has grown from four million worldwide subscribers in 1988 to an estimated 123 million in 1996 and is projected to increase to 334 million by 2001. At that time, it is projected that only 40% of the world's population will live in areas with cellular coverage. The remaining 60% of the world's population will have access to wireless telephone service principally through satellite-based systems like the Globalstar System. Globalstar believes that its potential market exceeds 30 million people.

     The Globalstar System has been designed with attributes which Globalstar believes compare favorably to other proposed global mobile satellite service systems including: (i) Globalstar's unique combination of

CDMA technology and path diversity through multiple satellite coverage, which will reduce call interruptions and signal blockage from obstructions and will use satellite power more efficiently; (ii) a proven space segment design without complex intersatellite links or on-board call processing and a ground segment with flexible, low-cost gateways and competitively priced Globalstar Phones;
(iii) lower average wholesale prices than other proposed MSS systems; and (iv) gateways installed in most major countries, minimizing tail charges (i.e. amounts charged by carriers other than the Globalstar service provider for connecting a Globalstar call through its network), resulting in low costs for domestic and regional calls, which will account for the vast majority of Globalstar's anticipated usage.

     Loral is a principal founder of Globalstar and is its managing general partner. Following exercise by Loral of its Guaranty Warrants, Loral will have invested $269 million in Globalstar, and will own effectively 33.8% of Globalstar, on a fully diluted basis. Other Globalstar strategic partners include leading domestic and international telecommunications service providers and space and telecommunications equipment manufacturers who have invested an additional $210 million in equity and, together with Loral, committed or obtained $310 million in vendor financing.

     The Company was organized as a Bermuda company on November 23, 1994 and has its principal offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and its telephone number is (441) 295-2244.

                         GLOBALSTAR STRATEGIC PARTNERS

     Globalstar has selected strategic partners whose marketing, operating and technical expertise will enhance Globalstar's capabilities. These partners are playing key roles in the construction, operation and marketing of the Globalstar System. Globalstar's founding partners are Loral and Qualcomm, the leading supplier of CDMA digital telecommunications technology. Globalstar's other strategic partners are:

                                                              TELECOMMUNICATIONS EQUIPMENT
                      TELECOMMUNICATIONS                    AND AEROSPACE GLOBALSTAR SYSTEMS
                       SERVICE PROVIDERS                              MANUFACTURERS
        -----------------------------------------------  ---------------------------------------
        - AirTouch                                       - Alcatel
        - Dacom                                          - Alenia
        - France Telecom                                 - DASA
        - Vodafone                                       - Finmeccanica
                                                         - Hyundai
                                                         - SS/L

     SS/L is providing the system's satellites under a fixed-price contract that also requires SS/L to obtain launch services and launch insurance. Qualcomm is designing and will manufacture Globalstar Phones, gateways and certain ground support equipment.

                    BACKGROUND OF THE WARRANT SHARE OFFERING

     On December 15, 1995, Globalstar entered into the Credit Agreement providing for a $250 million credit facility, which was guaranteed by certain Globalstar strategic partners. In connection with such guaranties and a guaranty support provided by Loral, GTL issued to these parties the Guaranty Warrants to purchase 4,185,318 shares of GTL common stock. In connection with the issuance of the Guaranty Warrants, GTL received (i) rights to acquire 4,185,318 ordinary partnership interests in Globalstar and (ii) rights to purchase an additional 1,131,168 ordinary partnership interests, on terms and conditions generally similar to those of the Guaranty Warrants.

     Globalstar and GTL have entered into an agreement pursuant to which GTL and Globalstar have agreed that upon the exercise of any Guaranty Warrant, GTL will purchase from Globalstar, and Globalstar will sell to GTL, a number of ordinary partnership interests equal to the number of shares of Common Stock issuable upon such exercise for a purchase price equal to the exercise price of the Guaranty Warrant.

     The Guaranty Warrants have an exercise price of $26.50 per share expiring on April 19, 2003 and originally were not exercisable until six months after the In-Service Date, subject to acceleration by LQSS in its sole discretion. The Guaranty Warrants may not be transferred to third parties prior to such exercise date.

     GTL, LQSS and the holders of the Guaranty Warrants (the "Selling Holders") have entered into an agreement under which GTL and LQSS have agreed to accelerate the vesting and exercisability of the Guaranty Warrants to purchase the Warrant Shares, consisting of 4,185,318 shares of Common Stock, at $26.50 per share, and the Selling Holders have agreed to exercise such warrants. The Company will use the proceeds of such exercise, estimated to be approximately $110.9 million, to purchase a like number of general partnership interests in Globalstar. The Selling Holders will offer the Warrant Shares for sale as provided under "Plan of Distribution." See "Selling Holders" and "Plan of Distribution."

     In addition, in order to enable the GTL shareholders to benefit directly from the appreciation in the value of the 1,131,168 Partnership Warrants that will not be exercised with the proceeds from the exercise of the Guaranty Warrants (which appreciation is reflected by the difference between the recent market price of the Common Stock and the exercise price of the Partnership Warrants) and to enable GTL to obtain the funds necessary for it to exercise such Partnership Warrants, GTL is distributing to the holders of its Common Stock Rights to subscribe for and purchase 1,131,168 shares of Common Stock for a price of $26.50 per share. In conjunction with the Warrant Share Offering, the Company is currently registering the Rights and the underlying Rights Shares for sale by means of a separate prospectus. Loral has agreed to purchase all Rights Shares not purchased upon exercise of the Rights.

     Upon the exercise of the Guaranty Warrants and the Rights, GTL will receive proceeds of approximately $140.9 million, which it will use to exercise the Partnership Warrants to purchase 5,316,486 Globalstar partnership interests at $26.50 per interest. Globalstar will use such proceeds to continue the construction and deployment of the Globalstar System.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Warrant Shares by the Selling Holders. The Company will, however, receive proceeds of approximately $110.9 million assuming all the Guaranty Warrants are exercised. The Company also expects to obtain approximately $30 million in proceeds from the concurrent Rights Share Offering being effected by means of a separate prospectus. The Company intends to use the aggregate proceeds from such transactions, expected to be approximately $140.9 million, to exercise the Partnership Warrants it holds to purchase additional general partnership interests in Globalstar. Globalstar will use the proceeds of the exercise of the Partnership Warrants to continue the construction and deployment of the Globalstar System. See "Use of Proceeds."

                              GLOBALSTAR OWNERSHIP

     The following is a chart depicting Globalstar's ownership. The ownership percentages in parentheses reflect the ownership of GTL and Globalstar prior to the issuance of 5,316,486 shares of Common Stock constituting the Rights Shares and the Warrant Shares and the issuance by Globalstar of 5,316,486 underlying Globalstar partnership interests upon the exercise of the Partnership Warrants. The ownership percentages without parentheses reflect the ownership of GTL and Globalstar after issuance of the Common Stock constituting the Rights Shares and the Warrant Shares and the underlying Globalstar partnership interests referred to in the prior sentence assuming that all Shareholders exercise all of their Rights and that none of Loral, its affiliates or the other holders of the Warrant Shares sell their Warrant Shares. Prior to the issuance of the Rights Shares and the Warrant Shares, the Shareholders other than Loral and its affiliates owned 85.9% of GTL which represented an indirect beneficial ownership of 18.3% of Globalstar. After the issuance of the Rights Shares and the Warrant Shares, the Shareholders other than Loral, its affiliates and the other holders of the Warrant Shares will own 62.4% of GTL which represents an indirect beneficial ownership of 18.3% of Globalstar. Accordingly, if all of the Rights and the Guaranty Warrants are exercised, the public shareholders of GTL will individually and in the aggregate retain the same indirect beneficial interest in Globalstar that existed prior to the issuance of the Rights Shares and the Warrant Shares.

                          [GLOBALSTAR STRUCTURE CHART]

                                  RISK FACTORS

     Investors should consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating whether to purchase Warrant Shares. The following relate to the Company and Globalstar.

DEVELOPMENT STAGE COMPANY

     Development Stage Company; Expectation of Continued Losses; Negative Cash Flow. Globalstar is a development stage company. It has no operating history. Globalstar has incurred net losses and expects them to continue. It will require significant funds for development, construction, testing and deployment before commercialization of the Globalstar System. Globalstar does not expect to launch satellites until the second half of 1997, to begin operations before the second half of 1998 or to have positive cash flow before 1999. There can be no assurance that Globalstar will achieve its objectives by the targeted dates.

     Additional Financing Requirements. Globalstar estimates the cost for the design, construction and deployment of the Globalstar System, including working capital, interest on borrowings and operating expenses, to be about $2.5 billion. Actual amounts may vary from this estimate. Additional funds would be required upon unforeseen delays, cost overruns, launch failures, technological disappointments, adverse regulatory developments, for system enhancements and measures to assure system performance and readiness for the space and ground segments. As of March 21, 1997, Globalstar had raised or received commitments for approximately $2.0 billion. Globalstar believes that its current capital, vendor financing commitments, the availability of the Credit Agreement and the proceeds from the exercise of the Partnership Warrants are enough to fund its needs into the first quarter of 1998. Globalstar intends to raise the remaining requirements from a combination of sources including borrowing (which may include an equity component), support from the Globalstar partners, service provider payments, revenues from initial operations, payments from the sale of gateways and Globalstar Phones and placement of partnership interests. If there are unforeseen delays, if technical or regulatory developments result in a need to modify the design of the Globalstar System, if service provider agreements for additional territories are not entered into when or on the terms anticipated or if other additional costs are incurred, the risk of which is substantial, additional capital will be needed. The ability of Globalstar to achieve positive cash flow will depend upon the successful and timely deployment of the Globalstar System, its successful marketing by service providers and the ability of the Globalstar System to successfully compete against other satellite-based telecommunications systems, as to which there can be no assurance. If Globalstar fails to begin commercial operations in the second half of 1998 or achieve positive cash flow in 1999, additional capital will be needed.

     Globalstar believes it will be able to obtain the additional financing it requires, but there can be no assurance that the capital required to complete the Globalstar System will be available from public or private capital markets or from its existing partners on favorable terms or on a timely basis, if at all. A substantial shortfall in meeting its capital needs would prevent completion of the Globalstar System.

     Sources of Possible Delay and Increased Cost. Many of the problems, delays and expenses that may be encountered by an enterprise in Globalstar's stage of development may be beyond its control. These may include those related to technical development of the system, testing, regulatory compliance, manufacturing and assembly, the competitive and regulatory environment in which Globalstar will operate, marketing problems and costs that may exceed estimates. As a result of measures designed to assure and upgrade performance and maintain schedule, Globalstar's total cost is now estimated to be $2.5 billion, as compared with $2.2 billion estimated at December 31, 1995. The increase is due to a decision to launch 12 satellites on the Starsem Soyuz launch vehicle and to Qualcomm's estimates indicating an increase in costs under its contracts to $545 million. The Qualcomm estimates are subject to review. In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost of $175 million in order to have at least 40 in service in 1999, even if there are launch failures. Delay in the design, construction, deployment, commercial operation and achievement of positive cash flow of the Globalstar System could result from a variety of causes. These include delays in regulatory processes in various jurisdictions, the integration of the Globalstar System into the land-based network, changes in the technical specifications of the Globalstar System made to enhance its features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the Globalstar System by Globalstar vendors, delays in or unsuccessful launches, delays in financing, weak service provider marketing efforts, slower-than-anticipated consumer acceptance and other events beyond Globalstar's control. Substantial delays in any of the foregoing would delay Globalstar's achievement of profitable operations.

REGULATION

     Licensing Risks. The operations of the Globalstar System are and will continue to be subject to United States and foreign regulation. The Globalstar System must be authorized to provide MSS in each of the markets in which its service providers intend to operate. Even though a Globalstar affiliate has received an FCC authorization, there can be no assurance that the further regulatory approvals required for worldwide operations will be obtained, or that they will be obtained soon enough or in the form necessary to implement Globalstar's proposed operations. Globalstar's business may also be affected by regulatory changes resulting from judicial decisions and/or adoption of treaties, legislation or regulation by the national authorities where the Globalstar System plans to operate.

     Globalstar's FCC license, as modified on November 19, 1996, authorizes the construction, launch and operation of the satellite constellation and assigns the Globalstar System user links and feeder links in the United States. Globalstar's feeder link frequencies were allocated internationally at WRC '95, and have been assigned by the FCC for use in the United States in accordance with the international allocation. However, use of the feeder link frequencies remains subject to restrictions that may be adopted in a potential FCC proceeding to adopt the international allocations into the U.S. Table of Frequency Allocations. The FCC recently adopted rules for the use of a portion of the frequencies allocated at WRC '95 for MSS feeder links (such as Globalstar's) to a proposed high-speed wireless data service. Although these rules are intended to preclude harmful interference with other uses of these bands, they may ultimately permit uses of these frequencies that could diminish their usefulness for MSS feeder links. Separate licenses must also be obtained from the FCC for operation of gateways and Globalstar Phones in the United States.

     To the extent that additional MSS systems are authorized by the FCC or other national regulatory bodies to use the spectrum for which Globalstar has been authorized, the Globalstar System's capacity would be reduced. In addition, Globalstar's FCC license is subject to two pending judicial appeals. While Globalstar believes that these appeals are without merit, there can be no assurance that these appeals would not result in either reversal or stay of the FCC's decision to grant Globalstar's FCC license to LQP or ultimately result in the granting of additional licenses by the FCC or its adoption of an auction procedure to award licenses, which might materially increase the cost of obtaining such licenses.

     Authorization will be required in each country in which Globalstar Phones are used and in which Globalstar's gateways are located. Local regulatory approval for operation of the Globalstar System is the responsibility of the service providers in each territory. Although many countries have moved to privatize the provision of telecommunications service and to permit competition, some countries continue to require that all telecommunications service be provided by a government-owned entity. While service providers have been selected, in part, based upon their perceived qualifications to obtain the requisite local approvals, there can be no assurance that they will be successful, and if they are not, Globalstar service will not be available in such territories. In that event, depending upon geographical and market considerations, Globalstar may or may not have the ability to redirect the system capacity that such territories would have otherwise used to serve markets in which service is authorized.

     Regulatory schemes in countries in which Globalstar or its service providers seek to operate may impose impediments on Globalstar's operations. There can be no assurance that such restrictions would not be unduly burdensome.

     Glonass operates worldwide in a portion of the frequency band proposed to be used by Globalstar and other MSS systems for user uplinks. Although Glonass has proposed to migrate to lower frequencies, interference protection requirements for Glonass receivers are under consideration, which, if adopted, may render a segment of the MSS spectrum unusable for MSS user uplinks. While this is not expected to have an adverse effect on Globalstar's capacity in the United States, a decision to protect Glonass on the part of regulatory authorities in nations making extensive use of Globalstar fixed services, could reduce Globalstar's effective system capacity in such markets.

     European Union Regulatory Matters. European Union competition law proscribes agreements that restrict or distort competition in the Union. Globalstar and others have responded to an inquiry from the Commission of the European Union requesting information regarding their activities. A violation of European Union competition law could subject Globalstar to fines or enforcement actions that could delay service in western Europe, and/or depending on the circumstances, adversely affect Globalstar's contractual rights vis-a-vis its European strategic partners. In addition, the Commission has proposed legislation which, if adopted, would give the Commission broad regulatory authority over satellite telecommunications media such as the Globalstar System.

TECHNOLOGICAL RISKS

     General. The Globalstar System is a large-scale complex telecommunications system employing advanced technologies which must be adapted to the Globalstar application and which have never before been used as a commercial whole. Deployment of the Globalstar satellite constellation will involve volume production and testing of satellites in quantities significantly higher than those previously prevailing in the industry. The integration of a worldwide LEO satellite-based system like Globalstar has never occurred; there is no assurance that such integration will be successful. The operation of the Globalstar System will require the detailed design and integration of advanced digital communications technologies in devices from personal handsets and public telephone networks to gateways in remote regions of the globe and satellites operating in space. The failure to develop, produce and implement the Globalstar System, or any of its diverse and dispersed elements, could delay the In-Service or Full Constellation Date of the Globalstar System or render it unable to perform at the levels required for commercial success.

     Satellite Launch Risks. Satellite launches are subject to significant risks, including disabling damage to or loss of the satellites. Historically, launch failure ("hot failure") rates on low-earth orbit and geostationary satellite launches have been approximately 10%. However, launch failure rates may vary depending on the particular launch vehicle. The McDonnell-Douglas Delta launch vehicle, scheduled to launch the first eight satellites (four per launch) of the Globalstar satellite constellation, suffered a launch failure on January 17, 1997. The United States government is investigating the cause, the second in this rocket's last 62 launches. Globalstar's first launch, which is scheduled for September 1997 aboard a Delta II rocket, could be delayed by this investigation. Nevertheless, Globalstar does not expect that such delay, if any, in the initial launch date would result in a delay in the In-Service Date or the Full Constellation Date. The Ukrainian Zenit launch vehicle, which is proposed to launch 36 Globalstar satellites (12 per launch), has never been used in commercial applications. Satellite launches of groups of more than eight commercial satellites have not been attempted before. Globalstar intends to launch the last 12 satellites of its constellation in groups of four on three separate launches of the Russian Starsem Soyuz rocket. There is no assurance that Globalstar satellite launches will succeed or that its launch failure rate will not exceed the industry average.

     Globalstar's Zenit launch contracts provide for relaunches at no additional charge upon a hot failure. However, the launch provider may, for financial reasons or otherwise, be unable to provide such relaunches. A single launch failure would result in a loss of either four or 12 satellites. Although the cost of replacing such satellites and launch vehicles will in most cases be covered by insurance, a launch failure could result in delays in the In-Service or the Full Constellation Date.

     SS/L has agreed to obtain launch vehicles for Globalstar and arrange for the launch of all 56 satellites, subject to pricing adjustments in light of future market conditions, which may, in turn, be influenced by international political developments. An adverse change in launch vehicle market conditions which prohibits Globalstar from utilizing the launch vehicles for which it has contracted could result in an increase in the launch cost payable by Globalstar, which may be substantial. In addition, there can be no assurance that replacement launch vehicles will be available in the future at a cost or on terms acceptable to Globalstar.

     Two of Globalstar's launch operators are subject to U.S. export control regulations. Yuzhnoye, based in Ukraine, has ties with Russia and intends to launch the Zenit rocket from the Baikonur launch site in Kazakhstan. Arianespace, which will be providing the Soyuz rockets, also intends to launch from Baikonur. Changes in governmental policies or political leadership in the United States, Ukraine, Russia or Kazakhstan could affect these launch providers. While there is no assurance that the necessary export licenses will be obtained, Globalstar has provided against the risk that they will not be granted or that the deterioration in the relationships between the United States and these countries may make the use of such launch providers inadvisable by procuring options on sufficient launches with a U.S.-based launch provider to launch all the remaining satellites of the constellation. If Globalstar were to exercise these options for U.S. launches in the wake of the failure to obtain any necessary export licenses or as a result of adverse developments in U.S. relations with these countries, the cost of launching its satellite constellation would be significantly increased.

     Limited Life of Satellites. A number of factors will affect the useful lives of satellites, including the quality of construction, gradual environmental degradation of solar panels and the durability of component parts. Random failure of satellite components could result in damage to or loss of a satellite ("cold failures"). Satellites could also be damaged by electrostatic storms or collisions. As a result of these factors, the first-generation Globalstar System satellite constellation (including spares) is designed to operate at full performance for a minimum of 7 1/2 years, after which performance is expected to gradually decline. However, there can be no assurance of the constellation's specific longevity. Globalstar's operating results would be adversely affected if the useful life of the satellites were significantly shorter than 7 1/2 years. Globalstar anticipates developing a second generation of satellites. If enough funds are not available and Globalstar is unable to obtain external financing for the second-generation, it will not be able to deploy the second-generation constellation to replace first-generation satellites at the end of their useful lives. In that event, the Globalstar System would cease operations at that time.

     Insurance Risks. Globalstar intends to obtain insurance against launch failure which would cover the cost of relaunch and the replacement cost of lost satellites in the event of hot failures for 56 satellites in its constellation. SS/L has agreed to obtain on Globalstar's behalf insurance for the cost of replacing satellites lost in hot failures, and for any relaunch costs not covered by the applicable launch contract, in certain circumstances subject to pricing adjustments in light of future market conditions. An adverse change in insurance market conditions may result in an increase in the insurance premium paid by Globalstar, which may be substantial. In addition, there is no assurance that launch insurance will be available or that, if available, would be at a cost or on terms acceptable to Globalstar.

     Globalstar may self-insure for hot failures for up to 12 such satellites. Globalstar's contract with SS/L provides for the construction and launch of eight spare satellites to minimize the effect of any launch or orbital failures. However, there can be no assurance that additional satellites and launches will not be required. If so, in addition to the replacement costs incurred by Globalstar, Globalstar's In-Service or Full Constellation Date may be delayed. In addition, unless otherwise required by the Indenture, Globalstar does not currently intend to purchase insurance to cover cold failures that may occur once the satellites have been successfully deployed from the launch vehicle.

     Risks Associated with Changing Technology. The space and communications industries are characterized by rapid technological advances and innovations. Technologies utilized or under development by Globalstar may become obsolete, or its services may not be in demand by the time they are offered. Globalstar will be dependent upon technologies developed by third parties to implement key aspects of its strategy to integrate its satellite systems with terrestrial networks, and there can be no assurance that such technologies will be available to Globalstar in time or on reasonable terms.

FUTURE OPERATING RISKS

     Dependence on Service Providers and Other Third Parties. The availability of Globalstar service in each region or country will depend upon the cooperation, operational and marketing efficiency, competitiveness, finances and regulatory status of Globalstar's service provider there. The willingness of companies to become service providers will depend upon a variety of factors, including pricing, local regulations and Globalstar's competitiveness. Globalstar believes that enlisting the support of established telecommunications service providers, some of which are dominant carriers in their markets, will be essential both to obtaining necessary local regulatory approvals and to reaching a broad market of potential users. Globalstar's strategic service providers have agreed to act as exclusive providers in 71 countries although it is anticipated that in many cases these partners will enter into alliances with local entities to provide Globalstar service in these countries. In addition, Globalstar expects to raise additional funds before the Full Constellation Date in the form of payments from service providers in other territories throughout the world. Globalstar's business plan assumes that Globalstar will contract with service providers for the remaining territories of the world, in certain cases, on terms more favorable to Globalstar than those contained in its founding service provider agreements. There can be no assurance that additional service provider agreements will be entered into in the future or that this plan will be achieved. If such service provider payments are not realized, Globalstar will be required to obtain alternative sources of financing in order to complete the Globalstar System.

     If the service providers fail to obtain the necessary local regulatory approval or to adequately market and distribute Globalstar System services, Globalstar's business could be adversely affected. There can be no assurance that enough service providers will contract for Globalstar service and procure and install the gateways and obtain the regulatory licenses necessary for complete global service. Failure to offer service in any particular region will eliminate that area's market potential and reduce Globalstar's ability to service its global roamer market.

     Certain strategic partners and other third parties are designing and constructing the component parts of the Globalstar System. In the event such parties are unable to perform their obligations, Globalstar's In-Service and Full Constellation Date may be delayed and its costs may be increased.

     Risks Inherent in Foreign Operations. A substantial portion of Globalstar's business will be outside of the United States. Such operations are subject to certain risks such as changes in government regulations and telecommunications standards, tariffs or taxes and other trade barriers. Accordingly, government actions in foreign countries could have a significant effect on operations. Political, economic or social instability or other developments including currency fluctuations, could also adversely affect operations. In addition, Globalstar's agreements relating to local operations may be governed by foreign law or enforceable only in foreign jurisdictions. As a result it may be difficult for Globalstar to enforce its rights under such agreements.

     In addition, the majority of Globalstar System satellites are scheduled to be launched by Ukrainian and Russian launch vehicles from the Russian-operated cosmodrome in Kazakhstan. Disputes between any of these former Soviet Republics, whether concerning Globalstar, their space operations generally or otherwise, or internal political, social or economic instability in any of them could adversely affect Globalstar's launch schedule and costs.

     Risks of Doing Business in Developing Markets; Currency
Risks. Globalstar's largest potential markets are in developing countries or regions that are underserved and not expected to be served by existing telecommunications systems. Globalstar and its local service providers may face market, inflation, interest rate and currency fluctuation, government policy, price and wage, exchange control, taxation and social instability, expropriation and other economic, political or diplomatic conditions that are more volatile than those commonly experienced in the United States and other industrialized countries. Although Globalstar anticipates that it will receive payments from its service providers in U.S. dollars, limited availability of U.S. currency in these local markets may prevent a service provider from making payments in U.S. dollars. Moreover, exchange rate fluctuations may affect the price Globalstar will be entitled to receive for its services.

     Pricing Risk. Globalstar's pricing will, under certain circumstances, not be automatically adjusted for inflation; in such cases, Globalstar will be able to increase its pricing only if the service provider increases its prices to subscribers, and Globalstar may be required to lower its pricing if the service provider lowers its prices to subscribers. In recent years, pricing in the telecommunications industry has trended downward, in some cases making it difficult for service providers to raise prices to compensate for inflation. Although Globalstar expects future service provider agreements to contain pricing terms more favorable than those contained in its agreements with founding service providers, there can be no assurance that such terms will be achieved.

     Substantial Leverage. Globalstar has entered into an agreement with a bank syndicate for a $250 million credit facility expiring December 15, 2000, and also expects to utilize $310 million of committed vendor financing. The Credit Agreement permits Globalstar to incur up to $950 million of indebtedness on a senior basis, including $500,000,000 aggregate principal amount of the notes issued pursuant to the Indenture, to finance the Globalstar System; an unlimited amount of subordinated indebtedness may be incurred. Additional debt is expected to be incurred in the future; Globalstar is expected to become highly leveraged. Globalstar will be dependent on its cash flow from operations to service this debt. Any delay in the commencement of operations will adversely affect Globalstar's ability to service debt. The discretion of management with respect to certain business matters will be limited by covenants contained in the Credit Agreement, the Indenture and future debt instruments. Among other things, the covenants contained in the Credit Agreement and the Indenture restrict Globalstar from paying cash distributions on its ordinary partnership interests, creating liens on its assets, making certain asset dispositions, conducting certain other business and entering into transactions with affiliates and related persons. In addition, the Indenture contains certain financial covenants limiting the ability of Globalstar to incur additional indebtedness unless certain financial ratios are met. If the Credit Agreement ceases to be guaranteed, it will also contain certain financial covenants limiting additional indebtedness. There can be no assurance that Globalstar's leverage and such restrictions will not adversely affect Globalstar's ability to finance future operations or capital needs or to engage in other business activities. Moreover, a failure to comply with the obligations contained in the Credit Agreement and the Indenture or any agreements with respect to additional financing could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under future debt agreements that may contain cross-acceleration or cross-default provisions.

     Competition. Competition in telecommunications is intense, fueled by rapid and continuous technological advances and alliances between industry participants on an international scale. Although no present participant is providing the same global personal service proposed by Globalstar, it is anticipated that one or more additional competing MSS systems will be launched and that the success, or anticipated success, of Globalstar and its competitors could attract others. If any of Globalstar's competitors succeeds in marketing and deploying its system substantially earlier than Globalstar, Globalstar's ability to compete in areas served by such competitor may be adversely affected. A number of satellite-based telecommunications systems not involved in the MSS Proceeding have also been proposed using geostationary satellites and in one case, the 2 GHz band for an MEO system.

     Globalstar's most immediate competitors are the two MSS applicants which have received FCC licenses, Iridium and Odyssey. ICO was not an applicant or a licensee in the MSS Proceeding or any other proceedings before the FCC; it is seeking to operate in a different frequency band not available for use by MSS systems under current international guidelines in place until 2000. Comsat, the U.S. signatory to Inmarsat, has applied to the FCC to participate in the procurement of facilities of the system proposed by ICO. It has also sought FCC approval of a proposal to extend the scope of services provided by Inmarsat, currently limited to maritime services, to include telecommunications services to land-based mobile units. These applications are currently pending before the FCC. Comsat has been instructed in the past by the U.S. government to seek to ensure that ICO does not receive preferred access to any market and that non-discriminatory access to such areas for all mobile satellite communications networks be established, subject to spectrum coordination and availability. Nonetheless, because ICO is affiliated with Inmarsat and because its investors include government owned telecommunications monopolies in a number of countries, there can be no assurance that ICO might not be given preferential treatment in the local licensing process in those countries. It is also possible that one or more of the two pending MSS applicants will demonstrate financial qualification sufficient to obtain an FCC license and become an additional competitor of Globalstar.

     The MSS systems, including Globalstar, also compete with each other for the limited frequency spectrum available for MSS operations. Unlike CDMA systems such as Globalstar and Odyssey, which permit multiple systems to operate within the same band, the design of Iridium's TDMA system requires a separate frequency segment dedicated specifically for its use. If more than two CDMA systems become operational, CDMA systems like Globalstar will effectively have a smaller spectrum segment within which to operate their user uplinks in the

U.S. While CDMA does permit spectrum sharing among competing systems, the capacity of the systems operating within that spectrum will decrease as the number of systems operating in the band increases.

     The FCC has no authorization to extend the U.S. band plan for CDMA and TDMA Big LEO systems to other countries. However, it has stated that it plans to express the view in discussions with other administrations that global satellite systems are more likely to succeed if individual administrations adopt complementary systems for licensing them.

     Geostationary-based satellite systems, including AMSC, APMT, ASC, ACeS, Lockheed Martin's Satphone and Comsat's Planet-1, plan to provide satellite-based telecommunications services in areas proposed to be serviced by Globalstar. Because some of these systems involve relatively simple ground control requirements and are expected to deploy no more than two satellites, they may succeed in deploying and marketing their systems before Globalstar. In addition, coordination of standards among regional geostationary systems could enable these systems to provide worldwide service to their subscriber bases, thereby increasing the competition to Globalstar. For example, Comsat has announced a global mobile satellite service (Planet-1) using existing Inmarsat satellites, a six-pound, laptop-size phone, costing $3,000 with an expected per-minute usage rate of $3.00.

     Some of these potential competitors have financial, personnel and other resources substantially greater than Globalstar's. Many of them are raising capital and may compete with Globalstar for service providers and financing. Technological advances and a continuing trend toward strategic alliances in the telecommunications industry could give rise to significant new competitors. There can be no assurance that some of these competitors will not provide better service. However, Globalstar believes, based upon the public statements and other publicly available information of the other MSS applicants, that Globalstar will be a low-cost provider. However, competition could require Globalstar to reduce pricing to service providers, thus adversely affecting financial performance.

     Satellite-based telecommunications systems are characterized by high up-front costs and relatively low marginal costs of providing service. Several systems are being proposed and, while the proponents of these systems foresee substantial demand for the services they will provide, the actual level of demand will not be known until such systems are operational. If the capacity of Globalstar and any competing systems exceeds demand, price competition could be particularly intense. See "-- Regulation -- Licensing Risks."

     Risk of Accelerated Build-Out and Competing Technological Advances. As land-based telecommunications services expand to regions currently underserved or not served by wireline or cellular services, demand for Globalstar service in those regions may be reduced. If such systems are constructed at a more rapid rate than that anticipated, the demand for Globalstar service may be reduced faster than is assumed in Globalstar's market analysis. Globalstar may also face future competition from new technologies and new satellite systems. New technology could render Globalstar obsolete or less competitive by satisfying consumer demand in alternative ways or through the introduction of incompatible telecommunications standards. A number of these new technologies, even if they are not ultimately successful, could have an adverse effect on Globalstar as a result of their initial marketing efforts. Globalstar's business would be adversely affected if competitors begin operations or existing or new telecommunications service providers penetrate Globalstar's target markets before completion of the Globalstar System.

     Subscriber Acceptance. Subscriber acceptance of the Globalstar System (both in terms of placement of Globalstar Phones and usage) will depend upon a number of factors, including price, demand and the availability of alternative systems. If the level of actual subscriber demand is below that expected by Globalstar, its cash flow will be adversely affected. Globalstar's hand-held phone is expected to be larger and heavier for the same talk time than today's pocket-sized, hand-held cellular telephones and is expected to have a significantly longer and thicker antenna than hand-held cellular telephones. The Globalstar System will function best when there is an unobstructed line-of-sight between the user and one or more of the Globalstar satellites. Obstacles such as buildings, trees or mountainous terrain may degrade service quality, more than terrestrial cellular systems, and service may not be available in the core of high-rise buildings. There is no assurance that these characteristics of the hand-held Globalstar Phone will not hurt demand for Globalstar service.

     Product Liability; Alleged Health Risks. There has been publicity concerning alleged health risks associated with the use of portable hand-held telephones with transmitting antennas integrated into handsets. Because hand-held Globalstar Phones will use on average lower power to transmit signals than traditional cellular units, Globalstar does not believe that proposed FCC new guidelines will require any significant modifications of the Globalstar System or of the mobile hand-held Globalstar Phones. There can, however, be no assurance that the guidelines, as adopted, or any associated health concerns, would not have an adverse effect on Globalstar's mobile handset business.

     Reliance on Key Personnel. The success of Globalstar's business will be partially dependent upon the ability of Globalstar to attract and retain technical and management personnel. No employee of Globalstar has an employment contract with Globalstar nor does Globalstar expect to maintain "key man" insurance. The loss of any such individuals could have a material adverse effect on Globalstar's business.

STRUCTURAL AND MARKET RISKS

     Potential Conflicts of Interest. Partners of LQSS or their affiliates are principal suppliers of the major components of the Globalstar System, and are also expected to manufacture system elements contracted to be sold to service providers and subscribers. Much of the proceeds of the offering of the Rights Shares and the exercise of the Guaranty Warrants will fund such obligations. During the design, development and deployment of the Globalstar System, Globalstar will depend upon Loral's management skills and technologies, Qualcomm and SS/L to design and manufacture the satellite constellation, SOCCs, GOCCs, gateways and Globalstar Phones. Globalstar has contracted the design of segments of the Globalstar System with affiliates of LQSS, including a fixed-price satellite production contract with SS/L and a cost-plus-fee contract with Qualcomm to design the gateways, GOCCs and Globalstar Phones. Contracts with partners of Globalstar or LQSS promote conflicts of interests.

     Partners and affiliates of Globalstar, including companies affiliated with Loral, will be among the principal service provider customers and as such may have conflicts of interest. If Globalstar is unable to offer service on competitive terms in a particular country or region, a service provider there, which may be a partner of Globalstar, can act as a service provider to a competing MSS system in that area while serving as a Globalstar service provider in other markets.

     Controlling Person. Globalstar is managed by a committee, a majority of whose members are Loral designated. The Independent Representatives on the committee, however, have the right to pass upon certain matters before any decision to submit them to a vote of the partners and will have certain authority over the employment of senior officers of Globalstar.

     Change of Control of GTL and Reduction in Interest; Investment Company Act Considerations. If there is (i) a change of control of GTL when GTL owns less than 50% of the Globalstar partnership interests outstanding or (ii) a sale or other disposition of partnership interests by which the equity interest of GTL in Globalstar is reduced to less than 5%, which has not been approved by LQSS or by the partners of Globalstar, GTL will become a limited partner in Globalstar and will no longer appoint representatives to serve on the General Partners' committee. Certain other governance rights granted to GTL under Globalstar's partnership agreement will also be revoked, and GTL will enjoy only the rights of a limited partner in Globalstar. If GTL were to cease participation in the management of Globalstar, which would result if GTL were to undergo a change of control or a reduction in interest, its interest in Globalstar could be deemed an "investment security" for purposes of the Investment Company Act. In general, an entity is an "investment company" if, it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). GTL's sole asset is its partnership interest in Globalstar. A determination that such investment was an investment security could result in GTL's being deemed to be an investment company under the Act and subject to its registration and other requirements. In order to register, GTL might be required to reincorporate in the U.S. and would be subject to U.S. tax on its worldwide income, subject to any applicable foreign tax credits. Globalstar intends to conduct its operations so as to avoid becoming an investment company under that Act.

     No Dividends; Holding Company Structure; General Partner Liability. GTL has not paid any dividends on its Common Stock, and Globalstar has not made any distributions to its partners. Except for interest payments by GTL on the CPEOs and distribution payments by Globalstar on the Preferred Partnership Interests, GTL and Globalstar do not anticipate any such dividends or distributions before Globalstar's Full Constellation Date and positive cash flow, which is not expected before 1999. GTL may not pay dividends on its Common Stock while interest arrearages remain outstanding on its CPEOs. GTL's sole asset is its partnership interest in Globalstar. GTL has no independent means of generating revenues. Globalstar will pay GTL's operating expenses related to Globalstar; such expenses are not expected to be material. As a general partner of Globalstar, GTL is jointly and severally liable with the other general partner for its obligations to the extent Globalstar is unable to pay. To the extent permitted by law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including GTL, its net cash received from operations, less amounts required to repay outstanding indebtedness, pay distributions on the Preferred Partnership Interests, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). GTL intends to promptly distribute as dividends on its Common Stock the distributions made by Globalstar, less any amounts required for taxes, liabilities and contingencies.

     Rights of Shareholders under Bermuda Law. GTL is incorporated under the laws of the Islands of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of GTL's management, directors and controlling shareholders, and the rights of its shareholders are governed by Bermuda law and GTL's Memorandum of Association and Bye-Laws. Such principles may differ from those that would apply if GTL were incorporated in the United States. There is uncertainty as to whether the courts of Bermuda would enforce (i) United States court judgments obtained against GTL or its officers and directors resident in foreign countries predicated upon the civil liability provisions of United States securities laws or (ii) in original actions brought in Bermuda, liabilities against GTL or such persons predicated upon United States securities laws.

     Tax Considerations. Special U.S. tax rules apply to U.S. taxpayers who own stock in a "passive foreign investment company ("PFIC")." Although GTL believes that it will not become a PFIC, there is a risk that in the future it could. Then a U.S. shareholder would be subject at his election either to (i) a current tax on undistributed earnings or (ii) a tax deferral charge on certain distributions and on gains from a sale of shares of the Common Stock (which will be taxed as ordinary income).

     GTL expects that a significant portion of its income will not be subject to tax by the United States, Bermuda or by the countries from which it derives income. However, the extent to which certain foreign jurisdictions may require GTL to pay tax or to make payments in lieu of tax cannot be determined in advance. See "-- Investment Company Act Considerations" and "Taxation."

     Shares Eligible for Future Sale. On January 31, 1997, GTL had outstanding 10,000,000 shares of Common Stock. An additional 4,769,230 shares are issuable upon conversions of GTL's CPEOs (subject to anti-dilution adjustment to be effected upon consummation of the Rights Offering). There will be 1,032,250 shares of Common Stock issuable upon exercise of the warrants issued as part of the Units. In addition, 37,000,000 shares are issuable upon exercise by the other partners in Globalstar of their rights to exchange their ordinary partnership interests for shares of Common Stock. As of December 31, 1996, an aggregate of 250,000 shares of Common Stock were reserved for issuance under a stock option plan and a proposal to increase this number by 375,000 is being submitted to shareholders for their approval at GTL's next annual meeting. Pursuant to the Warrant Acceleration and Registration Rights Agreement, the Company has agreed to use its reasonable efforts to register the Warrant Shares under the Securities Act and to effect an underwritten public offering of the Warrant Shares by April 15, 1997. Sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur, could adversely affect the market price of the Common Stock. GTL has an effective registration statement relating to the shares of Common Stock issuable upon conversion of the CPEOs.

     Volatility. The market price of the Common Stock has been volatile. In particular, the trading prices of the common stock of many technology companies have reflected extreme price and volume fluctuations, which have at times been unrelated to operating performance. The trading price of the Shares could be subject to significant fluctuations in response to variations in Globalstar's prospects and operating results which could be affected by delays in the design, construction, deployment, customer acceptance and commercial operation of the Globalstar System, delays in obtaining service providers or regulatory approvals in particular countries, launch failures, general conditions in the telecommunications industry, regulation, international events, changes in interest rates and other factors. Such factors may have an adverse effect on the trading price of the Common Stock from time to time.

     Dilution. Globalstar expects to fund its remaining capital requirement of approximately $500 million from a combination of sources including debt issuance (which may include an equity component), exercise of warrants, financial support from the partners, service provider payments, service revenues from operations, payments from the sale of gateways and Globalstar Phones and additional placements of partnership interests. Globalstar may, subject to certain preemptive and approval rights of its other partners, sell equity interests (either directly or through the issuance of warrants, or convertible debt securities), diluting the percentage ownership in Globalstar represented by the Shares. Issuing additional partnership interests to new or existing partners, would dilute the ownership of other partners. The issuance of additional partnership interests at prices lower than the price at which GTL may purchase them would further dilute GTL. Ordinary partnership interests in Globalstar are convertible, over a period of years following the Full Constellation Date and after at least two consecutive reported fiscal quarters of positive net income, into Common Stock, subject to certain restrictions, on a one-for-one basis, subject to adjustment.

     Certain Rights Offering Considerations. Shareholders who do not exercise their Rights in full will realize a dilution in their percentage voting rights and ownership interests in future net earnings, if any, of the Company to the extent that Rights are exercised by other shareholders. The Rights subscription price represents a 52% discount from the market price as of the date of this Prospectus and could result in a reduction in the market price for the Company's Common Stock. Although the Company reserves the right to extend the period during which Rights may be exercised, absent any such extension the Rights will expire on April 30, 1997, and therefore have a limited life. While the Rights will be transferable, they will not be listed for trading on NNM or any exchange, and there can be no assurance that a market for the Rights will develop or, if developed, be maintained, especially considering their limited life.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Warrant Shares by the Selling Holders. The Company will, however, receive proceeds of approximately $110.9 million assuming all the Guaranty Warrants are exercised. The Company also expects to obtain approximately $30 million in proceeds from the concurrent Rights Share Offering being effected by means of a separate prospectus. The Company intends to use the aggregate proceeds from such transactions, expected to be approximately $140.9 million, to exercise the Partnership Warrants it holds to purchase additional ordinary general partnership interests in Globalstar. The expenses of the Company in connection with the Rights Offering and the Warrant Share Offering will be paid by Globalstar, which will receive the proceeds of the issuance of the Rights Shares and the Warrant Shares upon exercise of the Partnership Warrants. The net proceeds to Globalstar of the exercise of the Partnership Warrants, estimated to be $140.7 million, will be used by Globalstar towards the construction and deployment of the Globalstar System.

                                DIVIDEND POLICY

     GTL has not declared or paid any cash dividends on its Common Stock, and Globalstar has not made any distributions to its partners. Except for interest payments by GTL on the CPEOs and distribution payments by Globalstar on the Preferred Partnership Interests, GTL and Globalstar do not currently anticipate paying any such dividends or making such distributions (other than to the extent that Globalstar's payment of GTL's operating expenses related to Globalstar would be treated as a distribution) prior to Globalstar's Full Constellation Date and achievement of positive cash flow. Cash distributions by Globalstar may also be restricted by covenants relating to Globalstar's present and future debt obligations. In addition, GTL is prohibited from paying dividends on its Common Stock as long as any interest arrearages remain outstanding on its CPEOs. GTL is a holding company, the sole asset of which is its interest in Globalstar. GTL has no independent means of generating revenues. Globalstar will pay the GTL's operating expenses related to Globalstar; such expenses are not expected to be material. To the extent permitted by applicable law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including GTL, its net cash received from operations, less amounts required to repay outstanding indebtedness, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). The Globalstar Credit Agreement and the Indenture restrict the ability of Globalstar to pay cash distributions on its ordinary partnership interests. GTL intends to promptly distribute as dividends to its shareholders the distributions made to it by Globalstar, less any amounts reasonably required to be retained for payment of taxes, for repayment of liabilities and to fund contingencies.

                                  THE COMPANY

     GTL was organized as a Bermuda company on November 23, 1994 and has its principal offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda (441-295-2244). GTL's sole business is to act as a general partner of Globalstar. Globalstar is a Delaware limited partnership whose managing general partner is LQSS; the general partner of LQSS is LQP, a Delaware limited partnership comprised of subsidiaries of Loral and Qualcomm. The general partner of LQP is LGP, a Loral subsidiary. Globalstar, LQSS and LQP are collectively referred to as the Globalstar Partnerships. GTL serves as the other general partner of Globalstar. Globalstar Capital Corporation was organized as a Delaware corporation on July 24, 1995, and other than serving as issuer of certain notes, does not conduct any business. The principal offices of Globalstar and Globalstar Capital Corporation are located at 3200 Zanker Road, San Jose, California 95164 (408-473-5550).

     Matters relating to the FCC License for the Globalstar System, including compliance requirements and other regulatory matters related thereto, are under the exclusive control of LQP. Such FCC License is held by L/Q Licensee, a wholly-owned subsidiary of LQP.

                                    BUSINESS

BUSINESS OVERVIEW

     The Company is a Bermuda company that acts as a general partner of Globalstar. Globalstar is building and preparing to launch and operate the Globalstar System designed to enable local service providers to offer low-cost, high quality wireless voice telephony and data services in virtually every populated area of the world. Globalstar's designated service providers have agreed to offer service and seek to obtain all necessary local regulatory approvals in more than 100 nations, accounting for about 88% of the world's population. The Company's sole asset is its interest in Globalstar.

     The Globalstar System's worldwide coverage is designed to extend affordable modern telecommunications services to millions who lack basic telephone service and to enhance wireless telecommunications in areas underserved or not served by cellular systems, providing a telecommunications solution in parts of the world where terrestrial systems cannot be economically justified. The Globalstar System has been designed to provide services at prices comparable to today's cellular service and substantially lower than the prices announced by Globalstar's anticipated satellite-based competitors. Globalstar service providers will set their own retail pricing in their territories and will pay Globalstar about $0.35 to $0.55 per minute on a wholesale basis.

     Globalstar customers will use a variety of Globalstar Phones, including hand-held and vehicle-mounted units similar to today's cellular telephones, fixed telephones similar either to phone booths or ordinary wireline telephones, and data terminals and facsimile machines. Dual-mode and tri-mode Globalstar Phones will provide access to both the Globalstar System and the subscriber's land-based cellular service. Each Globalstar Phone will communicate through one or more satellites to a local Globalstar service provider's interconnection point (known as a gateway) which will, in turn, connect into existing telecommunications networks.

     The elements of the Globalstar System -- space and ground segments, digital communications technology, handset supply, service provider arrangements and licensing -- are on schedule to begin launching satellites in the second half of 1997, to commence commercial operations in the second half of 1998 and to have a full constellation of 48 operational satellites, plus eight in-orbit spares, launched by the end of 1998:

          Space Segment. The first Globalstar satellite has been assembled and is now in pre-flight testing, and another four are currently being assembled. Production is on schedule for the remaining satellites. Three different launch providers have signed agreements for the launch of the satellite constellation, providing a variety of launch options and considerable flexibility. Mission operations preparations and launch vehicle production and dispenser development are on schedule.

          Ground Segment. The first four gateways, which are to be in Australia, France, South Korea and the United States, are under construction. These will support Globalstar's data network, monitor the initial launch and orbital placement of Globalstar's first satellites, and will serve as prototypes for production gateways that will support Globalstar service. Globalstar's SOCC facility has been completed.

          Digital Communications Technology. Qualcomm's CDMA technology has been successfully deployed in South Korea, Hong Kong and cities in the United States supporting terrestrial PCS and digital cellular service. Its CDMA implementation for Globalstar has been successfully demonstrated in a simulated satellite environment. This demonstration validated Globalstar's encoding, modulation, control software, time and frequency distribution and up/down links between satellites and handsets.

          Handset Supply. Qualcomm and two other manufacturers, Ericsson and TELITAL, are on schedule in their design and development of Globalstar's handset.

          Service Providers. Globalstar and its partners have been seeking alliances with service providers throughout the world and have entered into agreements in a number of territories. For example, in November 1996, ChinaSat, a subsidiary of China's Ministry of Posts and Telecommunications, agreed to act as the exclusive distributor of Globalstar services in China, and to support four Globalstar gateways, the first of which is expected to be operational by 1998. Globalstar has also formed a joint venture with the principal Russian long distance carrier, Rostelecom, to provide Globalstar service in that country and is negotiating a service provider agreement with that joint venture. Globalstar believes that these relationships with in-country service providers will facilitate the granting of local regulatory approvals -- particularly where, as is the case in China, the service provider and the licensing authority are the same -- as well as providing local marketing and technical expertise.

          Licensing. In January 1995, the FCC granted authority for the construction, launch and operation of the Globalstar System and assigned spectrum for its user links. Later that year, WRC'95 allocated feeder link spectrum on an international basis for MSS systems such as Globalstar, and in November 1996 the FCC authorized Globalstar's feeder links.

     As a result of several recent decisions designed to assure and upgrade system performance and maintain schedule -- including procurement of three launches on the Starsem Soyuz launch vehicle, additional testing procedures, development of additional and enhanced service features, cost growth and other factors -- Globalstar currently estimates the cost for the design, construction and deployment of the Globalstar System, including working capital, cash interest on anticipated borrowings and operating expenses, to be approximately $2.5 billion. In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. After giving effect to the exercise of the Rights and the Guaranty Warrants, Globalstar will have raised or received commitments for approximately $2.0 billion in equity, debt and vendor financing, representing about 78% of the total financing expected to complete the Globalstar System and achieve worldwide operations.

     The Globalstar System has been designed to address the substantial and growing demand for telecommunications services worldwide, particularly in developing countries. More than three billion people today live without residential telephone service, many in rural areas where the cost of wireline service is prohibitively high. Moreover, even where telephone infrastructure is available in developing countries, outdated equipment often leads to unreliable service and limited international access. The number of worldwide fixed phone lines has increased from 469 million in 1988 to 753 million in 1996 and is projected to increase to 1.2 billion by 2002. Nonetheless, during the same period, waiting lists for fixed service have increased from 30 million to 45 million, resulting in an average waiting time before installation of about one and a half years. Similarly, the cellular market has grown from four million worldwide subscribers in 1988 to an estimated 123 million in 1996 and is projected to increase to 334 million by 2001. At that time, it is projected that only 40% of the world's population will live in areas with cellular coverage. The remaining 60% of the world's population will have access to wireless telephone service principally through satellite-based systems like the Globalstar System. Globalstar believes that its potential market exceeds 30 million people.

     The Globalstar System has been designed with attributes which Globalstar believes compare favorably to other proposed global mobile satellite service systems including: (i) Globalstar's unique combination of CDMA technology and path diversity through multiple satellite coverage, which will reduce call interruptions and signal blockage from obstructions and will use satellite power more efficiently; (ii) a proven space segment design without complex intersatellite links or on-board call processing and a ground segment with flexible, low-cost gateways and competitively priced Globalstar Phones; (iii) lower average wholesale prices than other proposed MSS systems; and (iv) gateways installed in most major countries, minimizing tail charges (i.e. amounts charged by carriers other than the Globalstar service provider for connecting a Globalstar call through its network), resulting in low costs for domestic and regional calls, which will account for the vast majority of Globalstar's anticipated usage.

     Loral is a principal founder of Globalstar and is its managing general partner. Loral has invested $269 million in Globalstar. Loral owns effectively 33.8% of Globalstar, on a fully diluted basis. Other Globalstar strategic partners include leading domestic and international telecommunications service providers and space and telecommunications equipment manufacturers who have invested an additional $210 million in equity and, together with Loral, committed or obtained $310 million in vendor financing.

GLOBALSTAR STRATEGIC PARTNERS

     Globalstar has selected strategic partners whose marketing, operating and technical expertise will enhance Globalstar's capabilities. These partners are playing key roles in the construction, operation and marketing of the Globalstar System. Globalstar's founding partners are Loral and Qualcomm, the leading supplier of CDMA digital telecommunications technology. Globalstar's other strategic partners are:

                                                              TELECOMMUNICATIONS EQUIPMENT
                      TELECOMMUNICATIONS                    AND AEROSPACE GLOBALSTAR SYSTEMS
                       SERVICE PROVIDERS                              MANUFACTURERS
        -----------------------------------------------  ---------------------------------------
        - AirTouch                                       - Alcatel
        - Dacom                                          - Alenia
        - France Telecom                                 - DASA
        - Vodafone                                       - Finmeccanica
                                                         - Hyundai
                                                         - SS/L

     SS/L is providing the system's satellites under a fixed-price contract that also requires SS/L to obtain launch services and launch insurance. Qualcomm is designing and will manufacture Globalstar Phones, gateways and certain ground support equipment.

BUSINESS STRATEGY

     Globalstar's strategy for successful operation is based upon: (i) providing potential users worldwide with high quality telecommunications services; (ii) employing a system architecture designed to minimize cost and technological risks; and (iii) leveraging the marketing, operating and technical capabilities of its strategic partners.

WORLDWIDE HIGH QUALITY SERVICE

     To achieve rapid and sustained customer acceptance of the system, the Globalstar System has been designed to provide a high quality, worldwide service that combines the best of existing cellular service with the technological advantages of the Globalstar System as described herein to meet the needs of individual end users.

     Worldwide Coverage and Access. The Globalstar System's worldwide coverage has been designed to enable its service providers to extend modern telecommunications services rapidly and economically to significant numbers of people who currently lack basic telephone services and to enhance wireless telecommunications in areas underserved or not served by existing or contemplated cellular systems. Globalstar expects to provide a communications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. The Globalstar System has also been designed to enable international travelers to make and receive calls at a unique telephone number through their mobile Globalstar Phones anywhere in the world where Globalstar service is authorized by local regulatory authorities.

     Multiple Satellite Coverage; Soft Handoff. CDMA digital communications technology combined with continuous multiple satellite coverage and signal path diversity (a patented SS/L method of signal reception not available to competing systems) will enable the Globalstar System to provide service to a wide variety of locations, with less potential for signal blockage from buildings, terrain or other natural features. Globalstar Phones have been designed to operate with a single satellite in view, although typically signals from two to four satellites overhead will be combined to provide service. Therefore, the loss of an individual satellite is not expected to result in any gap in global coverage. Each mobile Globalstar Phone has been designed to communicate with as many as three satellites simultaneously, combining the signals received to ensure maximum service quality. As satellites are constantly moving in and out of view, they will be seamlessly added to and removed from the calls in progress, thereby reducing the risk of call interruption.

     Superior Call Quality; Increased Privacy. Based on terrestrial simulations of the Globalstar System, Globalstar expects that Qualcomm's CDMA digital technology will enable Globalstar to provide digital voice services which will have clarity, quality and privacy similar to those of existing digital land-based cellular systems. Qualcomm's CDMA technology, which is available to Globalstar on an exclusive basis for commercial MSS applications, has also been selected for digital cellular service by 12 of the 15 largest U.S. cellular service providers and the two largest holders of PCS licences in the U.S. (by population served).

     Efficient Use of Satellite Resources. The Globalstar System's use of multiple satellites to communicate with each Globalstar Phone (a patented SS/L method of signal reception not available to competing systems) has been designed to allow its communications signals to bypass obstructions. Path diversity is expected to permit Globalstar to maintain its desired level of service quality while using less power and satellite resources than would be required in a system using single path satellites, which attempt to penetrate obstructions by using higher single satellite power and overall higher link margins.

     No Voice Delay. Globalstar satellites' low-earth orbits of 750 nautical miles are expected to result in no perceptible voice delay, as compared with the noticeable time delay of calls utilizing geosynchronous satellites, which orbit at an altitude of 22,500 nautical miles. Globalstar believes that its system will also entail noticeably less voice delay than medium orbit MSS systems and, in many cases, than LEO systems requiring on-board satellite call processing to support satellite-to-satellite switching systems.

EMPLOYING A SYSTEM ARCHITECTURE DESIGNED TO MINIMIZE COST AND RISK

     Simple, Cost-Effective System Architecture. To achieve low cost, reduce technological risk and accelerate its deployment, Globalstar has devised a system architecture using small satellites incorporating well-established design features, and located the system's call processing and switching operations on the ground, where they are accessible for maintenance and can benefit from continuing technological advances. Hand-held and vehicle-mounted Globalstar Phones are anticipated to be priced comparably and will be similar in size and function to current digital cellular telephones. Dual-mode and tri-mode Globalstar Phones will be able to access both Globalstar and a variety of local land-based analog and digital cellular services, where available. Multiple manufacturers will be licensed to manufacture Globalstar Phones in order to promote competition and reduce prices. Globalstar gateways have been competitively priced in order to encourage the placement of one or more gateways in each country served, thus reducing tail charges for the terrestrial portion of each call.

     Low-Cost Service. Globalstar intends to offer its service providers effective average prices substantially lower than those announced by its anticipated principal competitors. Globalstar's service providers will set their own retail pricing and will pay to Globalstar wholesale prices generally expected to range between $0.35 and $0.55 per minute. Another proposed satellite-based system has proposed retail pricing of more than $3.00 per minute. As a result of its pricing commitments to its service providers or as a result of competitive pressures, Globalstar may not be in a position to pass on to its service providers unexpected increases in the cost of constructing the Globalstar System. However, Globalstar believes that its low system and operating costs and high gross margins at target pricing and usage levels provide it with substantial additional pricing flexibility if necessary to meet competition.

     Simple Space Segment of Proven Design. Globalstar believes its system will cost less to design and construct and may be the first of the proposed worldwide systems to provide commercial service. To achieve low cost, reduce technological risk and accelerate deployment of the Globalstar System, its architecture uses small satellites incorporating a well-established repeater design that acts essentially as a simple "bent pipe," relaying signals received directly to the ground. All of the system's call processing and switching operations are on the ground, where they are accessible for maintenance and can benefit from continuing technological advances. The Globalstar space segment is being manufactured under a fixed-price contract with SS/L. The contract provides for the construction of 56 satellites meeting designated performance specifications and for SS/L to obtain launch services and launch insurance.

     Flexible, Low-Cost Ground Segment. Globalstar has been designed to offer local governments and service providers affordable telephone infrastructure where the cost of build-out of land-based wireline or wireless telephone systems is either too great or not economically justifiable. By purchasing a single gateway for approximately $3 million to $8 million (depending on the capacity desired), a service provider can extend basic telephone service to fixed terminals on a national basis in countries as large as Saudi Arabia and mobile service to cover an area almost as large as Western Europe. As a result of the low cost of its gateways, Globalstar expects that its service providers will install gateways in most of the major countries in which they offer service. Each country with a Globalstar gateway will have access to domestic service without the imposition of international tail charges on in-country calls, thereby offering subscribers the lowest possible cost for domestic calls, which account for the vast majority of all cellular calls today.

     Competitively Priced Globalstar Phones. Hand-held and vehicle-mounted Globalstar Phones are anticipated to be priced comparably and will be similar in function to current digital cellular telephones. Moreover, mobile Globalstar Phones will use less power on average than conventional analog cellular telephones and are therefore expected to enjoy longer battery life. Dual-mode and tri-mode Globalstar Phones will be able to access both Globalstar and a variety of local land-based analog and digital cellular services, where available. Mobile and fixed Globalstar Phones are expected to cost less than $750 each, and Globalstar public telephone booths are expected to cost between $1,000 and $2,500, depending upon desired capacity and the number of units sharing a fixed antenna. Qualcomm is required to license three additional manufacturers of Globalstar Phones and has granted a license to each of Ericsson and TELITAL for such purpose; Globalstar believes that licensing multiple manufacturers will spur competition, which will reduce prices. As is the case with many cellular systems today, service providers may subsidize the cost of Globalstar Phones to generate additional usage revenue. In addition, national and local governments may subsidize some or all elements of system cost, particularly in rural areas, thereby reducing the cost of access to subscribers.

LEVERAGING THE CAPABILITIES OF GLOBALSTAR'S STRATEGIC PARTNERS

     Loral has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. Globalstar's strategic partners will play key roles in the design, construction, operation and marketing of the Globalstar System.

     Telecommunications service providers. AirTouch, Dacom, France Telecom and Vodafone are providing in-country marketing and telephony expertise to Globalstar. Globalstar's strategic partner service providers have been granted exclusive rights to provide Globalstar service in 71 countries around the world in which they have particular marketing strength and experience and access to an established customer base of 60 million subscribers. Six additional service providers have agreed to offer Globalstar service in 32 additional countries. To maintain their service provider rights on an exclusive basis, these service providers and additional service providers are required to make minimum payments to Globalstar equal to 50% of target revenues. Based upon current targets (which are subject to adjustment in 1998 based upon an updated market analysis), such minimum payments total approximately $5.0 billion through 2005. In order to accelerate the deployment of gateways around the world prior to the In-Service Date, Globalstar, Qualcomm and the service providers intend to jointly finance the procurement of 33 gateways for resale to service providers. Globalstar expects to recover its investment in this gateway financing program from such resales. There can be no assurance that the service providers will elect to retain their exclusivity and make such payments or place such orders for Globalstar Phones and gateways.

     Globalstar expects to add additional service providers in order to provide coverage throughout the world. Each service provider will, subject to obtaining required local regulatory approvals, market and distribute Globalstar service in its designated territories and own and operate the gateways necessary to serve its markets.

     Telecommunications equipment and aerospace systems manufacturers. SS/L, Alcatel, Alenia, DASA, Finmeccanica and Hyundai have contracted to design, build and deploy the Globalstar System. Qualcomm, using its CDMA technology, is designing and will manufacture Globalstar Phones and gateways and has primary responsibility, along with Globalstar, for the design and implementation of GOCCs. Qualcomm's CDMA technology is available to Globalstar on an exclusive basis for commercial MSS satellite applications. SS/L is performing under a fixed-price contract for the construction of Globalstar's satellites in conjunction with its Alliance Partners, Aerospatiale, Alcatel, DASA and Finmeccanica, and with Hyundai.

                                   REGULATION

UNITED STATES FCC REGULATION

     The FCC is the United States agency with jurisdiction over commercial uses of the radio frequency spectrum. All commercial MSS systems such as Globalstar must obtain an authorization from the FCC to construct and launch their satellites and to operate the satellites to provide MSS services in assigned spectrum segments in the United States. The FCC may also adopt from time to time rules applicable to MSS systems, which may impose constraints on the operation of Globalstar satellites, subscriber terminals and/or gateway earth stations.

     The Globalstar System requires regulatory authorization for two pairs of frequencies: user links (from the user to the satellites, and vice versa) and feeder links (from the gateways to the satellites, and vice versa). On January 31, 1995, the FCC authorized the construction, launch and operation of the Globalstar System and assigned bands of the radio frequency spectrum for the user links. A modification of this authorization on November 19, 1996 assigned feeder link frequencies. This license is held by L/Q Licensee, a subsidiary of LQP which has agreed to use the FCC license exclusively for the benefit of Globalstar. The FCC license grants authority to construct, launch and operate the Globalstar System with user links in the 1.6 and 2.4 GHz bands, consistent with the United States band plan for MSS Above 1 GHz Globalstar Systems, and feeder link frequencies in the 5 and 7 GHz bands. These feeder link frequencies were allocated internationally for non-geostationary MSS feeder links at WRC '95, and the FCC assigned them for use by Globalstar in the United States in accordance with this international allocation. However, use of the feeder link frequencies remains subject to any applicable restrictions which may be promulgated in an FCC proceeding to adopt the international allocations into the U.S. Table of Frequency Allocations.

     The authorization granted by the FCC to LQP for Globalstar requires that construction, launch and operation of the system must be accomplished in accordance with the technical specifications set forth in the Globalstar FCC application, as amended, and consistent with the FCC's rules unless specifically waived. During the process of constructing the Globalstar System, there may be certain modifications to the design set forth in the application on file with the FCC which may require filing an application to modify the authorization. There can be no assurance that the FCC will grant these requests or do so in a timely manner. Denial of such requests or delay in grant of such requests could adversely affect the performance of the Globalstar System or result in schedule delays or cost increases. In addition, use and operation of Globalstar's feeder and user links are subject to FCC regulations regarding interference protection and coordination with other systems which may have an adverse effect on the usefulness of such frequencies.

     LQP's MSS application was one of six considered concurrently by the FCC. On January 31, 1995, Motorola Satellite Communications, Inc. and TRW Inc. also were granted FCC licenses for systems providing MSS Above 1 GHz Service. Consideration of three other applications was deferred for over a year in order to give the applicants time to establish their financial qualification to receive an MSS license. As of September 16, 1996, one applicant withdrew its application, one amended its application with information on new financial arrangements for review by the FCC, and one amended its application without providing the details of any new financial arrangements. Subsequently, both applicants have provided additional information for the FCC to consider. Action on the two remaining applications is pending at the FCC.

     The FCC license only authorizes the construction, launch and operation of the Globalstar System's satellite constellation. Separate authorizations must be obtained from the FCC for operation of gateways and Globalstar Phones in the United States. Globalstar's authorized service provider in the U.S., AirTouch, will apply for the required regulatory authorizations for gateways and Globalstar Phones, and the manufacturer will apply for equipment authorization for Globalstar Phones. Failure to obtain, or delay in obtaining, such licenses would adversely affect the implementation of the Globalstar System. Similar procedures are expected to apply internationally.

     Globalstar proposes to operate on an international basis, but the FCC license only authorizes construction and launch of the system for operation in the United States. Even though the Globalstar System is licensed to operate in the United States by the FCC, in order to provide MSS service in other countries, Globalstar or its service providers must obtain the required regulatory authorizations in those countries. There can be no assurance that the required regulatory authorizations will be obtained in any other country in which Globalstar proposes to operate, or that they will be obtained in a timely manner, or that, if granted, they will authorize MSS service on the same terms as the U.S. license. Failure or delay in obtaining licenses for the Globalstar System in other countries or grant of licenses on substantially different terms and conditions would have an adverse effect on the operation of Globalstar.

     The operation of Globalstar in the assigned user links and feeder links must be coordinated with licensees of other existing radio services operating in these bands in accordance with FCC and international rules and policies. Such coordination may adversely affect the usefulness of the frequencies for Globalstar operations. On January 9, 1997, the FCC adopted rules which would make available 300 MHz of bandwidth in the 5 GHz band, including frequencies from 5150 to 5250 MHz, for use by unlicensed devices for wireless high speed data services. The FCC adopted rules which are designed to ensure that these devices do not cause harmful interference with licensed services using these bands, such as MSS feeder links. In the November 1996 order modifying the Globalstar license, the FCC stated that Globalstar gateway earth station licenses may be subject to sharing with unlicensed transmitters in accordance with rules adopted in this proceeding. This proceeding is not yet final. There can be no assurance that adoption of these rules as initially promulgated or as they may be modified during the rulemaking process, would not have an adverse effect on the timing or the adoption in the United States of the WRC '95 allocation for MSS feeder links at 5 GHz or on the usefulness of these bands for MSS feeder links.

     As a CDMA system, Globalstar must coordinate its operations in the United States with other licensed MSS CDMA systems and the TDMA system. The FCC's band plan provides that up to four CDMA systems may be licensed to operate in the 1.6 GHz and 2.4 GHz user links, but the FCC did not adopt specific guidelines for coordination among CDMA systems. There may be an adverse effect on the implementation of Globalstar depending upon the number of CDMA systems with which it must coordinate and their willingness to coordinate in good faith and in a timely manner. The CDMA systems must also coordinate with the TDMA system, and there can be no assurance that such intersystem coordination would not have an adverse effect on Globalstar operations. In May 1996, the FCC initiated a notice-and-comment rulemaking to adopt rules governing procedures to authorize service in the United States by satellite systems licensed by foreign countries. If a foreign satellite system were authorized to operate in the United States on frequencies assigned to Globalstar, additional coordination obligations may be required.

     In its Order adopting rules and policies for MSS Above 1 GHz Service, the FCC stated that a license for MSS Above 1 GHz Service would impose implementation milestones on licensed systems. In the November 1996 order modifying the Globalstar license to assign feeder links, the FCC also imposed these implementation milestones on Globalstar. If these milestones are not met, the FCC has stated that the license would be deemed null and void. Globalstar's current estimated implementation schedule falls within the milestones adopted by the FCC. Delays in construction, launch or commencing operations of the Globalstar System could result in loss of the FCC license. The FCC license will be effective for 10 years from the date on which the licensee certifies to the FCC that its initial satellite has been successfully placed into orbit and that the operations of that satellite conform to the terms and conditions of its MSS license. While a licensee may apply to replace its MSS license to continue operations beyond the initial 10-year license term, there can be no assurance that, if applied for, such a replacement license would be granted.

     The rules and policies adopted for MSS Above 1 GHz Service in the Order have been challenged in a judicial appeal and were the subject of petitions for reconsideration at the FCC. On February 15, 1996, the FCC released an order resolving petitions for reconsideration of the Order. Three petitions seeking further reconsideration or clarification of the Order on reconsideration have been filed and remain pending. Judicial appeals regarding the FCC's decision on the petitions for reconsideration may also be filed. In the event that the FCC were to be judicially required to reconsider its licensing procedures as a result of the pending judicial appeal, or an appeal of the orders on reconsideration, there is a risk that the FCC would reprocess the MSS applicants and adopt a different licensing procedure. Under these circumstances, there can be no assurance that the FCC would not use an auction procedure to award licenses. If the FCC were to use an auction procedure, there can be no assurance that Globalstar or its affiliates would be willing or able to outbid other applicants to obtain a license for the spectrum needed to operate the Globalstar System. In addition, even if Globalstar or its affiliates were successful in obtaining an MSS license in the spectrum auction, the increased cost and expenses incurred in bidding for the license would adversely affect Globalstar.

     Applicable statutes and regulations permit a judicial appeal of the grant of the FCC license in order to seek reversal of the FCC's decision to grant the license. Petitions for reconsideration and an application for review of the order granting the FCC license were filed and have been denied. Two judicial appeals of the order resolving these petitions have been filed and remain pending. There can be no assurance that such appeals will not be granted, or that the court will take timely action. If such an appeal were successful, there can be no assurance that on remand the FCC would not decide to deny the application for the Globalstar System, or that on remand the FCC would take action on the application in a timely manner.

UNITED STATES INTERNATIONAL TRAFFIC IN ARMS REGULATIONS

     The United States International Traffic in Arms Regulations under the United States Arms Export Control Act authorize the President of the United States to control the export and import of articles and services that can be used in the production of arms. Among other things, these regulations limit the ability to export certain articles and related technical data to certain nations. The scope of these regulations is very broad and extends to certain spacecraft, including certain satellites. Certain information involved in the performance of Globalstar's operations will fall within the scope of these regulations. As a result, Globalstar may have to restrict access to that information.

EXPORT REGULATION

     From time to time, Globalstar requires import licenses and general destination export licenses to receive and deliver components of the Globalstar System.

     The United States Department of Commerce has imposed restrictions on certain transfers of technology, including rocket technology, to certain republics of the former Soviet Union. Because Globalstar's launch strategy contemplates using Russian and Ukrainian launch providers with launch sites located in Kazakhstan, special export licenses are required to be obtained by SS/L in connection with these launches.

     While Globalstar and SS/L have received informal confirmations from various governmental officials that all necessary permits should be forthcoming, and Globalstar has no reason to believe such permits will not be obtained, there can be no assurance that such export licenses will be granted, or, once granted, that the United States will not impose additional restrictions or trade sanctions against republics of the former Soviet Union in the future that would adversely affect the planned launches of the Globalstar satellite constellation.

     The Export Administration Act and the regulations thereunder control the export and re-export of United States-origin technology and commodities capable of both civilian and military applications (so-called "dual use" items). These regulations may prohibit or limit export and re-export of certain telecommunications equipment and related technology that are not affected by the International Traffic in Arms Regulations by requiring a license from the Department of Commerce before controlled items may be exported or re-exported to certain destinations. Although these regulations should not affect Globalstar's ability to deploy the satellite constellation, the export or re-export of Globalstar Phones, as well as gateways and related equipment and technical data, may be subject to these regulations, if such equipment is manufactured in the United States and then exported or re-exported. These regulations may also affect the export, from one country outside the United States to another, of United States-origin technical data or the direct products of such technical data. As a result, Globalstar may not be able to ensure the unrestricted availability of such equipment or technical data to certain customers and suppliers. Globalstar does not believe that these regulations will have a material adverse effect on its operations.

INTERNATIONAL COORDINATION

     The Globalstar System proposes to operate in frequencies which were allocated on an international basis for MSS user links at WARC '92 and for MSS feeder links at WRC '95. Globalstar is required to engage in international coordination procedures with other proposed MSS systems under the aegis of the ITU. Globalstar and the two other U.S. MSS licensees have entered into an agreement pursuant to which they have agreed to promote the FCC's spectrum allocation plan before other governmental and international bodies and to seek authorization for "landing rights" based on that plan.

     Because Globalstar's proposed feeder link bands are allocated on an international basis for LEO MSS feeder links, foreign LEO MSS systems may also seek to use these bands for MSS feeder links. ICO has filed with the ITU its plans to use the same feeder link spectrum as Globalstar. Globalstar will be required to coordinate the use of its feeder links with ICO and any other foreign system which has similar plans. Both a Russian and a Brazilian LEO MSS system have filed with the ITU their intention to use the same feeder link spectrum as Globalstar. There can be no assurance that such coordination will not adversely affect the use of these bands by Globalstar.

     Pursuant to the Intelsat and Inmarsat treaties, international satellite operators are required to demonstrate that they will not cause economic or technical harm to Inmarsat or Intelsat and to coordinate with Intelsat and Inmarsat under obligations imposed on United States satellite systems by international treaties. Globalstar will engage in technical coordination of its feeder downlinks with Intelsat, which uses the same frequency band for an uplink. Globalstar believes that the proposed provision of competitive MSS service by ICO, in which Inmarsat is a significant investor, may effectively eliminate the requirement to demonstrate lack of economic harm. Globalstar expects such coordination to be successful.

EUROPEAN UNION

     European Union competition law proscribes agreements that have the effect of appreciably restricting or distorting competition in the European Union. Globalstar and others have responded to an inquiry from the Commission of the European Union requesting information regarding their activities. On December 18, 1996, the Commission issued a decision concluding that the Iridium system is not inconsistent with European Union competition law and policy. A violation of European Union competition law could subject Globalstar to fines or enforcement actions that could result in expenses to Globalstar, delay the commencement of Globalstar service in Western Europe, and/or depending on the circumstances, adversely affect Globalstar's contractual rights vis-a-vis its European strategic partners. In addition, the Commission has proposed legislation at the European Union level which, if adopted, would give the Commission broad regulatory authority over satellite telecommunications systems such as the Globalstar System. The legislation proposed by the Commission of the European Union is under reconsideration at the direction of the European Union ministers, and Globalstar is unable to predict what effect, if any, the results of any inquiry or proposed legislation may have on Globalstar's operations.

REGULATION OF SERVICE PROVIDERS

     In order to operate gateway earth stations, including the user uplink frequency, the Globalstar service provider in each country will be required to obtain a license from that country's telecommunications authority. In addition, the Globalstar service provider will need to enter into appropriate interconnection and financial settlement agreements with local and interexchange telecommunications providers. Globalstar intends to use in-country service providers to facilitate the obtaining of such licenses and agreements. In October 1996 the ITU's Policy Forum on Global Mobile Personal Communications by Satellite adopted a set of voluntary principles which, if enacted or adopted by individual countries, would help facilitate the licensing of in-country service providers.

     Although many countries have moved to privatize the provision of telecommunications service and to permit competition in the provision of such service, some countries continue to require that all telecommunications service be provided by a government-owned entity. While service providers have been selected, in part, based upon their perceived qualifications to obtain the requisite local approvals, there can be no assurance that they will be successful in doing so. If a service provider does not obtain a license, Globalstar will have the right to substitute another service provider to attempt to obtain such a license, but if no service provider in a territory is successful in obtaining the requisite local authorization, Globalstar service will not be available in such territory. In that event, depending upon geographical and market considerations, Globalstar may or may not have the ability to redirect the system capacity that such territories would have otherwise used to serve territories in which service is authorized.

                                    TAXATION

     This discussion of certain tax considerations is based upon applicable laws, treaties, regulations and interpretations thereof as currently in effect, and is limited to persons who hold the Common Stock as a "capital asset" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986 (the "Code"). This discussion does not address the consequences to holders of the Guaranty Warrants of the exercise of such warrants in exchange for the Warrant Shares. This discussion does not consider all aspects of taxation which may be relevant to a particular investor and which may depend upon the investor's particular circumstances.

     Prospective investors should consult with their own professional advisors about the tax consequences to them of an investment in the Company under the laws of the jurisdictions in which they are subject to taxation.

     The following discussion of U.S. tax laws is based upon the opinion of Willkie Farr & Gallagher, special U.S. counsel to the Company. The summary of certain Bermuda tax consequences is based upon the opinion of Appleby, Spurling & Kempe, Bermuda counsel to the Company.

CERTAIN UNITED STATES TAX CONSIDERATIONS

     Taxation of the Company. The Company is a foreign corporation established for the sole purpose of acquiring and holding a partnership interest in Globalstar, a Delaware limited partnership. The Company's tax consequences will result from its status as a partner in Globalstar. As a partnership, Globalstar itself will not be subject to federal income taxation. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. The Company expects, based on Globalstar's description of its proposed activities, that most of the Company's income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States ("Foreign Income"). Thus, there generally will be no U.S. taxes on the Company's share of Globalstar's Foreign Income.

     The Company will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on the Company's share of Globalstar's income which is effectively connected with the conduct of a trade or business in the United States ("U.S. Income"), and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for the Company to prepare its federal, state and local income tax returns. Globalstar intends to make pro rata cash distributions, to the extent of available funds, to all partners until the non-U.S. partners, such as the Company, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. This requirement to distribute to non-U.S. partners for federal income taxes may be satisfied by a withholding tax payment made by Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of the Company's federal income tax liability and the Company would then be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, the Company will be subject to a United States branch profits tax (currently 30%) on actual or deemed withdrawals of its share of Globalstar's U.S. Income.

     Taxation of Non-U.S. Investors in the Company. The Company expects that most of its income will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, a non-U.S. resident alien individual, a non-U.S. corporation, a non-U.S. trust or a non-U.S. estate will not be subject to U.S. federal taxation on distributions received from the Company unless those distributions are effectively connected with the conduct by the investor of a trade or business in the United States. In addition, such a non-U.S. investor will not be subject to U.S. federal taxation on gains realized by the investor on a sale or exchange of shares of Common Stock unless the sale of such shares is attributable to an office or fixed place of business maintained by the investor in the United States. The determination of whether an investor is engaged in the conduct of a trade or business in the United States or whether the sale of an investor's shares of Common Stock is attributable to an office or fixed place of business of the investor in the United States depends on the facts and circumstances of each investor's case. Each prospective investor should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal taxation.

     Taxation of United States Investors in the Company. Special rules apply to the taxation of a "passive foreign investment company" (a "PFIC"). A PFIC is a foreign corporation (i) 75% or more of whose income is passive or (ii) 50% or more of whose assets produce or are held to produce passive income. The Company believes that it has not been and will not become a PFIC. In particular, the Company expects to earn, through Globalstar, sufficient active business income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If the Company is or were to become a PFIC, a U.S. shareholder would be subject to a tax-deferral charge on gains on a sale of shares of Common Stock and on certain "excess distributions" received from the Company, and such gains and excess distributions will be taxable at ordinary income rates, unless the shareholder makes the QEF election described below. The amount of the charges will depend, in part, on the period during which the shareholders held their shares of Common Stock.

     If a shareholder makes the qualified electing fund ("QEF") election provided in Section 1295 of the Code, the shareholder will be required to include its pro rata share of the Company's ordinary earnings and net capital gain in income for tax purposes for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by the Company). If the shareholder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A shareholder's tax basis in its shares of Common Stock will be increased by the amount so included and decreased by the amount of nontaxable distributions.

     The QEF election is effective only if certain required information is made available by the Company to the IRS. In the event the Company is characterized as a PFIC for federal income tax purposes, the Company will undertake to comply with the IRS information requirements necessary to permit shareholders to make the election, and provide to each U.S. shareholder information needed for the determination of such shareholder's pro rata share of the Company's ordinary earnings and net capital gain.

BERMUDA TAX CONSIDERATIONS

     At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda company or its shareholders, other than shareholders ordinarily resident in Bermuda. The Company has obtained an assurance from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or any land leased or let to the Company. Therefore, there will be no Bermuda tax consequences with respect to the sale or exchange of the Common Stock or with respect to distributions in respect of the Common Stock. As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Based upon its review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, the Company expects that a significant portion of its worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which it derives its income. However, to the extent that Globalstar bears a higher foreign tax because any particular partner (including the Company) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed to such partner by Globalstar.

                                SELLING HOLDERS

     The Guaranty Warrants were issued by the Company to Lockheed Martin Tactical Systems, Inc., Qualcomm China, Inc. (f/k/a Qualcomm Limited Partner, Inc.), DASA Globalstar Limited Partner, Inc., Loral Space & Communications Ltd. and Space Systems/Loral, Inc. (collectively, the "Selling Holders") in a private placement in April 1996 in connection with the Selling Holders' agreement to guaranty Globalstar's obligations under a $250 million credit facility. See "Summary -- Background of the Rights Offering."
     The following table sets forth as of March 21, 1997, the respective number of shares of Common Stock to be beneficially owned by each of the Selling Holders prior to the Warrant Share Offering, after giving effect to the exercise of the Guaranty Warrants, all of which Warrant Shares are expected to be sold in connection with the Warrant Share Offering, together with the number of shares to be beneficially owned after the Warrant Share Offering. See "Plan of Distribution."

                               SHARES BENEFICIALLY                                          SHARES BENEFICIALLY
                                 OWNED PRIOR TO                        SHARES THAT MAY BE   OWNED AFTER INITIAL
                                  WARRANT SHARE       SHARES TO BE         SOLD IN A           WARRANT SHARE
                                   OFFERING(1)       SOLD IN INITIAL       SUBSEQUENT           OFFERING(3)
                               -------------------    WARRANT SHARE      WARRANT SHARE      -------------------
            NAME                NUMBER     PERCENT      OFFERING          OFFERING(2)        NUMBER     PERCENT
-----------------------------  ---------   -------   ---------------   ------------------   ---------   -------
Lockheed Martin Tactical
  Systems, Inc...............  2,511,190     16.4%      2,511,190                   0               0        0%
Loral Space & Communications
  Ltd........................  2,508,744     16.4               0             942,428       2,508,744     16.4
Qualcomm China, Inc..........    367,131      2.4         367,131                   0               0        0
Space Systems/Loral, Inc.....    195,094      1.3               0             195,094         195,094      1.3
DASA Globalstar Limited
  Partner, Inc...............    169,475      1.1         169,475                   0               0        0
                                --------     ----       ---------           ---------            ----
Total........................  5,751,634     37.6%      3,047,796           1,137,522       2,703,838     17.7%
                                ========     ====       =========           =========            ====

---------------
(1) After giving effect to the full exercise of the Guaranty Warrants and of the Rights.
(2) Loral and SS/L do not presently intend to sell any Warrant Shares in the initial Warrant Share Offering. Loral and SS/L may seek to increase their total direct and indirect ownership in Globalstar and, in connection therewith, may sell Warrant Shares in a subsequent Warrant Share Offering to fund the purchase of Globalstar partnership interests held by other Globalstar strategic partners. If required, any such transaction would be described in a supplement to this Prospectus. Loral and SS/L do not intend to sell any Rights Shares they acquire in the Rights Offering, whether by virtue of the Rights distribution or pursuant to Loral's standby commitment to purchase all Rights Shares relating to unexercised Rights. Accordingly, none of the Rights Shares that may be acquired by Loral or SS/L in connection with the Rights Offering will be offered for resale by means of the Registration Statement of which this Prospectus forms a part.
(3) Does not give effect to Warrant Shares that may be sold by Loral and SS/L in a subsequent Warrant Share Offering as described in Note 2 above. If such sale occurs, Loral and SS/L would own 1,566,316 (10.2%) and no (0%) shares of Common Stock, respectively, after giving effect to such sale.

     The Company is registering the Warrant Shares by means of the Registration Statement pursuant to Rule 415 of the Securities Act of which this Prospectus forms a part, in fulfillment of its obligations under the Warrant Acceleration and Registration Rights Agreement. Such agreement also requires the Company to use its reasonable efforts to effect an underwritten public offering of the Warrant Shares by April 15, 1997, and the Selling Holders have agreed not to transfer their Warrant Shares until such date, except pursuant to Rule 144 of the Securities Act. However, if the Selling Holders determine not to sell their Warrant Shares under such underwritten public offering, the Company has agreed to cause the Registration Statement of which this Prospectus forms a part to be declared and to remain effective until the earlier of the date on which all the Warrant Shares have been sold or December 31, 1997, subject to extension under certain circumstances. The information concerning the Selling Holders may change from time to time. If required, such changes will be set forth in Prospectus Supplements.

     The following summarizes the material relationships among the Selling Holders, Loral or SS/L and GTL and its affiliates, and is qualified in its entirety by the agreements which are available to investors upon request.

     SS/L Agreement and Subcontracts. Globalstar has entered into an agreement with SS/L to design, manufacture, test and launch its satellite constellation. The price of the contract consists of three parts, the first for non-recurring work at a price not to exceed $117.1 million, the second for recurring work at a fixed price of approximately $15.6 million per satellite (including certain performance incentives of up to approximately $1.9 million per satellite) and the third for launch services and insurance. SS/L will design, build and obtain launch vehicles for the 56 satellites in Globalstar's constellation, which are designed to have a minimum life-span of 7 1/2 years. SS/L has agreed to obtain insurance on Globalstar's behalf for the cost of replacing satellites lost in hot failures and any relaunch costs not covered by the applicable launch contract in certain circumstances subject to pricing adjustments in light of future market conditions. SS/L has also agreed pursuant to the agreement to obtain launch vehicles and arrange for the launch of all 56 satellites on Globalstar's behalf, subject to pricing adjustments in light of future market conditions, which may, in turn, be influenced by international political developments. Termination by Globalstar of this agreement will result in termination fees, which may be substantial. Such termination fees are generally limited to SS/L's cost incurred and uncancellable obligations under subcontracts and outstanding orders for satellite materials at the time of termination plus a reasonable fee.

     Globalstar has also authorized SS/L to procure three launches of the Starsem Soyuz launch vehicle, which will launch four Globalstar satellites each. As a result of this decision, total costs for launch vehicles and insurance are expected to be approximately $455 million.

     Globalstar has granted to SS/L an irrevocable, royalty-free, non-exclusive license to use certain intellectual property expressly developed in connection with the SS/L agreement provided that SS/L will not use, or permit others to use, such license for the purpose of engaging in any business activity that would be in material competition with Globalstar. Globalstar has similarly agreed that it will not license such intellectual property if it will be used for the purpose of designing or building satellites that would be in competition with SS/L.

     SS/L has subcontracted the design and integration of the payload modules to Alcatel who will manufacture Globalstar's satellite communication equipment at a fixed price of approximately $208 million, subject to certain adjustments. Subcontracts have also been awarded to Alenia ($175 million) for final assembly, integration and testing of the Globalstar satellites, DASA ($178 million) for providing Globalstar's satellite power propulsion elements and solar arrays, and Aerospatiale ($41 million) for designing and manufacturing the satellite bus structure and communication support panels. Globalstar, SS/L and Hyundai have also entered into a subcontract ($44 million) under which Hyundai will provide certain electronic components for the Globalstar satellites. Globalstar and SS/L have further agreed to support Hyundai in its efforts as a satellite vendor, including providing training and transferring certain technological know-how to Hyundai at a compensation to be agreed upon among the parties.

     The agreement provides for liquidated damages to Globalstar in the event SS/L fails to supply the satellites at the times specified in the contract. Liquidated damages of approximately $45,000 are payable by SS/L for each day of delay, subject to an overall cap of approximately $33 million. Such liquidated damages are Globalstar's exclusive remedies in the face of any delay by SS/L in the delivery of the satellites or for any events of default specified in the agreement.

     SS/L and its subcontractors have committed $310 million of vendor financing to Globalstar, of which $220 million will be non-interest bearing. Globalstar will repay the non-interest bearing portions as follows: $49 million following the launch and acceptance of 24 or more satellites, $61 million upon the launch and acceptance of 48 or more satellites, and the remainder in equal installments over the five-year period following acceptance of the preliminary and final Globalstar constellations. The remaining $90 million will bear interest, the payment of which will be deferred until the Full Constellation Date or December 31, 1998, whichever is earlier. Thereafter, interest and principal will be repaid in equal quarterly installments during the next five years.

     In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites which increases Globalstar's ability to have at least 40 satellites in service during 1999, even in the event of the failure of as many as two 12-satellite launches. If Globalstar were to experience a launch failure, the costs associated with the construction and launch of replacements would be substantially covered by insurance, and in that event the cost of the additional satellites used as replacements, currently estimated at $175 million, would be reimbursed to Globalstar.

     Qualcomm Agreement. Globalstar and Qualcomm have entered into an agreement providing for the design, development, manufacture, installation, testing and maintenance by Qualcomm of four gateways, two ground operations control centers and 100 pre-production Globalstar Phones (the "Qualcomm Segment"). A portion of the GOCC is being developed and manufactured by Globalstar. The contract is a cost-plus-fee contract that provides for payment to Qualcomm of a 12% fee, along with reimbursement for costs incurred in performing such contract, such as labor, material, travel, license fees, royalties and general administrative expenses. The contract also includes a cost sharing arrangement for certain technologies being developed by Qualcomm.

     Qualcomm is currently preparing a revised estimate of costs under its contract with Globalstar and has given Globalstar a preliminary indication that, due to additional integration testing procedures to support system readiness on schedule, scope changes to add features, capabilities and functions, cost growth and other factors, those costs may increase to $545 million. The Qualcomm estimate is still subject to further review by Globalstar. In addition, Globalstar has authorized the expenditure of $25 million for the development of additional service features and $30 million to fund development efforts by additional handset suppliers.

     Except for the intellectual property contained in certain software relating to the public switched networks and the GOCCs (excluding any software or technical data contained in Qualcomm's CDMA technology) which will be owned by Globalstar, Qualcomm retains all intellectual property in the Qualcomm Segment. However, Qualcomm has granted Globalstar an exclusive license to use its CDMA technology for MSS commercial applications.

     Globalstar has granted to Qualcomm an irrevocable, non-exclusive, worldwide perpetual license to intellectual property owned by Globalstar in the Qualcomm Segment and developed pursuant to the Qualcomm agreement. Qualcomm may, pursuant to such grant, use the intellectual property for applications other than the Globalstar System provided that Qualcomm may not for a period of three years after its withdrawal as a strategic partner or prior to the third anniversary of the Full Constellation Date, whichever is earlier, engage in any business activity that would be in competition with the Globalstar System. The grant of intellectual property to Qualcomm described above is generally royalty free. Under certain specified circumstances, however, Qualcomm will be required to pay a 3% royalty fee on such intellectual property.

     Qualcomm has agreed to grant at least one vendor a nonexclusive worldwide license to use Qualcomm's intellectual property to manufacture and sell gateways to Globalstar's service providers. The foregoing licenses will be granted by Qualcomm to one or more such vendors on reasonable terms and conditions, which will in any event not provide for royalty fees in excess of 7% of a gateway's sales price (not including the approximately $400,000 in recoupment expenses payable to Globalstar). Qualcomm has granted a license to manufacture Globalstar Phones to each of Ericsson and TELITAL and has also agreed to grant similar licenses to at least one additional qualified manufacturer to enable it to manufacture and sell the Globalstar Phones to service providers. On March 23, 1994, a letter agreement was entered into among Qualcomm, Globalstar and Hyundai pursuant to which Hyundai may elect to become a licensee authorized to manufacture and sell Globalstar Phones to service providers. Should Hyundai so elect, it would, for a five-year period following Globalstar's In-Service Date, be the exclusive licensee authorized to manufacture and sell such units in South and North Korea.

     Globalstar will receive a payment of approximately $400,000 on each installed gateway sold to a Globalstar service provider. Globalstar will also receive up to $10 on each Globalstar Phone, which will be payable until Globalstar's funding of that design has been recovered.

     The agreement provides for liquidated damages to Globalstar in the event Qualcomm fails to supply the Qualcomm Segment at the times specified in the contract. Liquidated damages of approximately $29,000 are payable by Qualcomm for each day of delay, subject to an overall cap of approximately $11 million. Such liquidated damages are Globalstar's exclusive remedies in the face of any delay by Qualcomm in the delivery of the Qualcomm Segment or for any other events of default specified in the agreement. Qualcomm's obligation to license the intellectual property necessary to manufacture gateways and Globalstar Phones to Globalstar or a third-party manufacturer will continue even upon a default or breach by Qualcomm under the agreement. Termination by Globalstar of this agreement will result in termination fees, which may be substantial.

     Gateway Program. Globalstar, Qualcomm and the service provider partners intend to jointly finance the procurement of 33 gateways for resale to service providers, thereby accelerating the deployment of gateways around the world prior to the In-Service Date. Globalstar has agreed to finance approximately $80 million of the cost of this program, which cost it expects to recover from such resales.

     Qualcomm Support Agreement. A support agreement was entered into among Qualcomm, Loral and Globalstar pursuant to which Qualcomm agreed to (i) assist Globalstar and SS/L with Globalstar's system design, (ii) support Globalstar and Loral with respect to various regulatory matters, including the FCC application and (iii) assist Globalstar and Loral in their marketing efforts with respect to Globalstar. As compensation for its efforts, Qualcomm would be paid an amount equal to the costs incurred in rendering such support and assistance.

     Contract for the Development of Satellite Operations Control
Centers. Globalstar has entered into an agreement with a subsidiary of Lockheed Martin for the development and delivery of two SOCCs and 33 Telemetry and Command units for the Globalstar System. This contract is a cost-plus-fee contract with a maximum price of $25.1 million which includes a fee of 12% under the contract, 6% of which would be payable at the time the costs are incurred with the remainder payable upon achievement of certain milestones. Globalstar will own any intellectual property produced under the contract.

     Contract for S-Band Beam Forming Network Engineering Model. Globalstar entered into an agreement with a subsidiary of Lockheed Martin for an S-Band Beam Forming Network Engineering Model. The contract is a firm fixed-price contract for approximately $463,000.

     Consulting Contracts. Globalstar has entered into consulting agreements with Vodafone for approximately $700,000 under which Vodafone will develop Globalstar's security architecture design and billing system requirements. Under a consulting contract estimated at $980,000, a joint venture formed by France Telecom and Alcatel is providing Globalstar with various services including engineering support at WRC '95, quality of services studies and European regulatory support services.

     OmniTRACS Services Agreement. Globalstar has granted Qualcomm the worldwide exclusive right to utilize the Globalstar System to provide OmniTRACS-like services, including certain data-messaging and position-determination services offered by Qualcomm, primarily to fleets of motor vehicles and rail cars and/or vessels and supervisory control and data acquisition services. Qualcomm will utilize the Globalstar System in particular territories to provide its OmniTRACS-like services if the Globalstar service provider in such region or country offers pricing that is the most favorable rate charged by it for a comparable service and that is at least as favorable as the pricing then charged to Qualcomm for geostationary satellite capacity in the United States. In the event Qualcomm and the service provider fail to reach an agreement with respect to such access, Globalstar has agreed to provide Qualcomm with access to the Globalstar System at Globalstar's most favorable rates. To the extent consistent with Qualcomm's prior commitments, Qualcomm has also agreed to offer each Globalstar service provider certain rights of first refusal to participate with Qualcomm in the provision of OmniTRACS-like services using the Globalstar System in the service provider's territory.

     Office Leases. Globalstar currently leases office space from Lockheed Martin at a cost of approximately $72,000 per month. This space is leased pursuant to an agreement that expires in August 2000 (with an option to extend for two additional five year periods).

     Conflicts of Interest. The Globalstar partnership agreement provides that Globalstar cannot enter into any agreement involving amounts in excess of $1,000,000 with any partner, any strategic partner (including any direct or indirect corporate parent of such partner or strategic partner), any Alliance Partner or any of their respective affiliates unless the terms and conditions of such transaction have been first approved by a vote of the disinterested partners.

     Guaranty Fee and Warrants. On December 15, 1995, Globalstar entered into the Credit Agreement providing for a $250 million credit facility. Following the consummation of a merger between Old Loral and a subsidiary of Lockheed Martin, Lockheed Martin guaranteed $206.3 million of Globalstar's obligation under the Credit Agreement, and SS/L and the other Selling Holders guaranteed $11.7 million and $32 million, respectively, of Globalstar's obligation. In addition, Loral has agreed to indemnify Lockheed Martin for liability in excess of $150 million under Lockheed Martin's guaranty of the Credit Agreement.

     In connection with such guaranties and indemnity of the Credit Agreement, GTL issued to Loral, Lockheed Martin, SS/L and the other Selling Holders, the Guaranty Warrants to purchase 4,185,318 shares of GTL common stock. In connection with the issuance of Guaranty Warrants, GTL received (i) rights to acquire 4,185,318 ordinary partnership interests in Globalstar plus (ii) rights to purchase an additional 1,131,168 ordinary partnership interests, on terms and conditions generally similar to those of the Guaranty Warrants. In addition, Globalstar has also agreed to pay to Loral and the other Selling Holders a fee equal to 1.5% per annum of the average quarterly amount outstanding under the Credit Agreement (the "Guaranty Fee"). Payment of the Guaranty Fee will be deferred and subordinated, with interest at LIBOR plus 3%, until after the termination date of the Credit Agreement. LQSS may also defer payment of such fee if it determines that such deferral is necessary to comply with the terms of any applicable credit agreement or indenture.

     Globalstar and GTL have entered into an agreement pursuant to which GTL and Globalstar have agreed that upon the exercise of any Guaranty Warrant, GTL will purchase from Globalstar, and Globalstar will sell to GTL, a number of ordinary partnership interests equal to the number of shares of Common Stock issuable upon such exercise for a purchase price equal to the exercise price of the Guaranty Warrant.

     The Guaranty Warrants have an exercise price of $26.50 per share expiring on April 19, 2003 and originally were not exercisable until six months after the In-Service Date, subject to acceleration by LQSS in its sole discretion. The Guaranty Warrants may not be transferred to third parties prior to such exercise date.

     GTL and the holders of the Guaranty Warrants have entered into an agreement under which GTL has agreed to accelerate the vesting and exercisability of the Guaranty Warrants to purchase 4,185,318 shares of Common Stock at $26.50 per share and the holders have committed to exercise such warrants. GTL also has agreed to register for resale the GTL shares issuable upon exercise of the Guaranty Warrants. In addition, GTL is distributing to the holders of its Common Stock Rights to subscribe for and purchase 1,131,168 Rights Shares for a price of $26.50 per share. Loral has agreed to purchase all Rights Shares not purchased upon exercise of the Rights. Upon the exercise of the Guaranty Warrants and the Rights, GTL will receive proceeds of about $140.9 million, which it will use to exercise the Partnership Warrants to purchase 5,316,486 Globalstar partnership interests at $26.50 per interest. Globalstar will use such proceeds to continue the design, construction and deployment of the Globalstar System.

     Globalstar Managing Partner's Allocation and Distribution. Commencing on the In-Service Date, Globalstar will make distributions to LQSS equal to 2.5% of Globalstar's revenues up to $500 million plus 3.5% of revenues in excess of $500 million. Loral and Qualcomm ultimately will receive 80% and 20% of such distribution, respectively. Should Globalstar incur a net loss in any year following commencement of operations, the distribution for that year will be reduced by 50% and Globalstar will be reimbursed for managing partner's allocations, if any, made in any prior quarter of such year, sufficient to reduce the managing partner's allocation for such year by 50%. Any managing partner's allocation may be deferred (with interest at 4% per annum) in any quarter in which Globalstar would report negative cash flow from operations if the managing partner's allocation were made.

     LQSS has a right to a preferred allocation of gross operating revenue until such allocated revenue cumulatively equals LQSS's distributions payable (whether or not deferred for a shortfall in cash flow from operations). To the extent that distributions exceed such allocated profit, they will be charged against LQSS's capital account and will not be allocated among the Globalstar partners as a Globalstar expense.

     Lockheed Martin's Relationship with Loral. As a result of a merger between Old Loral and a subsidiary of Lockheed Martin, Lockheed Martin holds Series A Preferred Stock of Loral representing an approximate 17% fully-diluted equity interest in Loral. Loral and an affiliate of Lockheed Martin are parties to a Shareholders Agreement which, among other matters, regulates the voting rights of Lockheed Martin and its affiliates and limits their ability to acquire additional voting securities or assets of, or solicit proxies or make a public announcement of a proposal of any extraordinary transaction with respect to Loral. The Shareholders Agreement also provides that under certain circumstances and subject to certain conditions, Lockheed Martin and its affiliates may require Loral to register under the Securities Act any Loral securities held by them. Bernard L. Schwartz, Chairman and Chief Executive Officer of Loral, serves on the Board of Directors of Lockheed Martin.

     Agreements with DASA. DASA is an affiliate of DASA Globalstar Limited Partner, Inc. Loral has agreed to purchase DASA's 12 1/4% interest in SS/L in exchange for approximately $93.5 million in cash or marketable securities. Pursuant to a Stockholders Agreement among Loral, DASA and the other Alliance Partners, DASA is entitled to appoint one representative to the SS/L Board of Directors, and DASA, when acting together with at least one other Alliance Partner, has certain limited veto rights regarding SS/L's corporate decisions. DASA, the other Alliance Partners, and SS/L are parties to an Operational Agreement, which regulates certain matters relating to the submission of bids for space program contracts and the subsequent allocation of contracting duties among the parties. Upon consummation of Loral's purchase of DASA's interest in SS/L, DASA's rights under the Stockholders Agreement and Operational Agreement shall terminate. Loral and DASA have formed a partnership to act as the exclusive Globalstar service provider in Brazil.

                              PLAN OF DISTRIBUTION

     The Warrant Shares offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Warrant Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Warrant Shares, for whom they may act as agent. The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of the Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Warrant Shares by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Warrant Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Holders or by agreement between the Selling Holders and underwriters and dealers who may receive fees or commissions in connection therewith. The sale of the Warrant Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of Warrant Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Warrant Shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     The Company is registering the Warrant Shares by means of the Registration Statement pursuant to Rule 415 of the Securities Act of which this Prospectus forms a part, in fulfillment of its obligations under the Warrant Acceleration and Registration Rights Agreement. Such agreement also requires the Company to use its reasonable efforts to effect an underwritten public offering of the Warrant Shares by April 15, 1997, and the Selling Holders have agreed not to transfer their Warrant Shares until such date, except pursuant to Rule 144 of the Securities Act. However, if the Selling Holders determine not to sell their Warrant Shares under such underwritten public offering, the Company has agreed to cause the Registration Statement of which this

Prospectus forms a part to be declared and to remain effective until the earlier of the date on which all the Warrant Shares have been sold or December 31, 1997, subject to extension under certain circumstances.

     The outstanding Common Stock currently trades, and the Common Stock representing the Warrant Shares will trade, on the NNM under the symbol GSTRF.

     To comply with the securities laws of certain jurisdictions, if applicable, the Warrant Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Warrant Shares may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to such securities for a period of two business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Warrant Shares by the Selling Holders or any such other person. All of the foregoing may affect the marketability of the Common Stock and brokers' and dealers' ability to engage in market-making activities with respect to these securities.

     Pursuant to the Warrant Acceleration and Registration Rights Agreement with respect to the Warrant Shares, all expenses of the registration of the Warrant Shares will be paid by Globalstar, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws, provided, however, that the Selling Holders will pay all underwriting discounts, selling commissions and related fees, if any. Holders of Warrant Shares and the Company have agreed to indemnify each other against certain liabilities, including certain liabilities arising under the Securities Act, or will be entitled to contribution in connection therewith.

     This offering will terminate upon the earlier of (i) the date on which all Warrant Shares have been disposed of by the Selling Holders or (ii) December 31, 1997 (subject to extension under certain circumstances).

                                 LEGAL OPINIONS

     Certain United States tax matters described under "Taxation" will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York, general counsel to the Company. Certain Bermuda tax matters described under "Taxation" and the validity of the Warrant Shares offered hereby will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of March 21, 1997, partners and counsel in Willkie Farr & Gallagher beneficially owned 22,400 shares of the Common Stock. Mr. Robert B. Hodes is of counsel to the law firm of Willkie Farr & Gallagher, and a Director of the Company and Loral and a member of the Audit and Executive Committees of the Boards of Directors of both the Company and Loral.

                                    EXPERTS

     The financial statements of the Company and Globalstar incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Deloitte & Touche LLP as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of said firm given upon their authority as experts in auditing and accounting.

                               GLOSSARY OF TERMS

ACeS -- PT Asia Cellular Satellite, a GEO satellite-based telephony system proposed for Asia.

ACS -- Afro-Asian Satellite.

AMPS -- see Advanced Mobile Phone System.

AMSC -- American Mobile Satellite Corporation.

APMT -- Asia Pacific Mobile Telecom, a GEO satellite-based telephony system proposed for Asia.

ADVANCED MOBILE PHONE SYSTEM (AMPS) -- the analog cellular modulation in general use in the United States today.

AEROSPATIALE -- Aerospatiale SNI.

AIRTOUCH -- AirTouch Communications, Inc., a Delaware corporation. AirTouch is a leading wireless telecommunications company with 1.6 million cellular customers worldwide.

ALCATEL -- Alcatel, N.V., a Netherlands company. Alcatel is the world's largest manufacturer of telecommunications equipment, with operations in 32 countries.

ALENIA -- Alenia S.p.A., a subsidiary of Finmeccanica. Alenia is Italy's largest aerospace company and has broad experience in complete space systems, telecommunications, remote sensing, weather and scientific satellites, manned space systems, launch and re-entry systems, and fixed and mobile ground systems for spacecraft support.

ALLIANCE PARTNERS -- four major European companies involved in aerospace, telecommunications and space communications (Aerospatiale, Alcatel, DASA and Finmeccanica), which currently hold a 49% equity interest in SS/L.

ANALOG -- a method of storing, processing and transmitting information through the use of a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency.

APPROVED PAYMENT METHOD -- such payment method for the Rights Shares as the Company may approve in writing in the case of persons acquiring the Rights Shares at an aggregate Subscription Price of $500,000 or more.

BANDWIDTH -- the range of frequencies, expressed in hertz (Hz), that can pass over a given transmission channel. The bandwidth determines the rate at which information can be transmitted through the circuit. The greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

CDMA -- see Code Division Multiple Access.

CPEOs -- GTL's outstanding 6 1/2% Convertible Preferred Equivalent Obligations due 2006.

CELLULAR -- domestic public cellular radio telecommunications service authorized by the FCC in the 824-893 MHz band, in which each of two licensees per market employ 25 MHz of spectrum to provide service to the public.

CHINASAT -- Chinese Telecommunications Broadcast Satellite Corp., which is operated by the Chinese Ministry of Posts and Telecommunications.

CODE -- the Internal Revenue Code of 1986, as amended.

CODE DIVISION MULTIPLE ACCESS (CDMA) -- a digital transmission system that superimposes audio signals or data onto a specified coded address waveform. CDMA allows a large number of wireless users simultaneously to access a single radio frequency band without interference. As each wireless telephone gains access, its gateway assigns it a unique sequence of frequency shifts that serve as a code to distinguish that particular telephone call from others on the air.

COLD FAILURE -- failure of satellite components resulting in partial or total failure of the satellite.

COMMISSION -- the Securities and Exchange Commission.

COMMON STOCK -- common stock, par value $1.00 per share, of GTL.

COMMUNICATIONS ACT -- Act of Congress passed in 1934, as amended, which established the Federal Communications Commission and regulates the communication industries, including radio, telephone and cable, in the United States.

COMSAT -- Comsat Corporation, the U.S. signatory to Intelsat and Inmarsat.

CREDIT AGREEMENT -- Agreement by and between Globalstar and a bank syndicate for a $250 million credit facility expiring December 15, 2000.

DASA -- Daimler-Benz Aerospace A.G., and its subsidiaries and affiliates. DASA is a leader in the development and production of aerospace, defense technology and propulsion systems, and the manufacture of military and commercial aircraft, satellites, space transportation and propulsion systems.

DACOM -- DACOM, or an affiliate thereof. Dacom is a leading South Korean telecommunications company which provides a broad range of services, including international telephone service connection to 169 countries with South Korea.

DIGITAL -- a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal. Digital cellular networks will utilize digital transmission.

DOWNLINK -- the receiving portion of a satellite circuit extending from the satellite to the Earth (compare to uplink).

DUAL-MODE -- handsets designed to operate on both a land-based cellular system and the Globalstar System.

DUAL USE ITEMS -- technology and commodities designated under the Export Administration Act as capable of both civilian and military applications.

EARTH STATION -- the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

ELECTROMAGNETIC SPECTRUM -- entire range of wavelengths or frequencies of electromagnetic radiation extending from gamma rays to the longest radio wave, and including visible light. See also radio frequency.

ERICSSON -- L.M. Ericsson, parent of Orbitel.

EXCHANGE ACT -- the Securities and Exchange Act of 1934, as amended.

EXPIRATION DATE -- 5:00 p.m. New York City time on April 30, 1997.

FCC -- see Federal Communications Commission.

FEDERAL COMMUNICATIONS COMMISSION (FCC) -- regulatory agency established by the Communications Act, charged with regulating all electrical and radio communications within the United States.

FEEDER LINK -- the path by which information flows when traveling from a satellite to a gateway and from a gateway to a satellite. Globalstar feeder links are in the C-band region of the frequency spectrum.

FINMECCANICA -- Finmeccanica S.p.A., or an affiliate thereof. Finmeccanica owns Alenia. See above.

FOOTPRINT -- the geographic areas served by a radio transmission device, such as a communications satellite.

FRANCE TELECOM -- France Telecom, or an affiliate thereof. France Telecom is the world's fourth largest telecommunications operator with 30 million subscribers and operations in over 19 countries.

FREQUENCY -- an expression of how frequently a periodic (repetitious) wave form or signal regenerates itself at a given amplitude.

FULL CONSTELLATION DATE -- the date on which Globalstar commences full operations via a 48-satellite constellation, which is expected to occur by the end of 1998.

GEO -- see geosynchronous orbit.

GHz -- see gigahertz.

GOCC -- see Ground Operations Control Center.

GTL -- Globalstar Telecommunications Limited, a Bermuda company quoted on the NNM, which acts as one of two general partners of Globalstar.

GATEWAY -- the earth terminal which connects the Globalstar satellite constellation to PSTN through the land-based switching equipment of telecommunications service providers.

GENERAL PARTNERS -- GTL and LQSS.

GEOSYNCHRONOUS ORBIT (GEO) -- the orbit directly over the equator, about 22,300 nautical miles above the Earth, also known as synchronous, geostationary, stationary and Clarke orbits. When positioned in this orbit, a satellite appears to hover over the same spot on the Earth because it is moving at a rate that matches the speed of the Earth's rotation on its axis.

GIGAHERTZ (GHz) -- a measure of frequency equal to one billion cycles per second.

GLOBAL ROAMING -- the ability of a Globalstar subscriber to travel worldwide and make and receive Globalstar telephone calls outside the service area of the subscriber's communications service wherever Globalstar service is authorized.

GLOBALSTAR(TM) -- Globalstar, L.P., a Delaware limited partnership that is building and preparing to launch an MSS system comprised of 56 LEO satellites designed to provide worldwide wireless telephony and other services. "Globalstar" is a trademark of Globalstar, L.P.

GLOBALSTAR PHONES -- hand-held and vehicle-mounted units similar to today's cellular telephones and fixed telephones similar to ordinary wireline telephones through which Globalstar users will make and receive calls.

GLOBALSTAR SERVICE -- the transmission and/or reception of voice, data, messaging, facsimile, paging, position, location or other information through the Globalstar System using the service providers' gateways.

GLOBALSTAR SYSTEM -- a low-earth orbit satellite-based telecommunications system proposed by Globalstar to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.

GLONASS -- a segment of the Russian Global Navigation Satellite System currently operating worldwide in a portion of the frequency band proposed to be used by Globalstar and other MSS systems for user uplinks.

GROUND OPERATIONS CONTROL CENTER (GOCC) -- regional Globalstar telecommunications control centers designed to communicate and coordinate information on resource availability, time of day, frequency assignments, and connectivity and sequence schedules to the pathways and SOCCs which comprise the Globalstar ground segment.

GROUND SEGMENT -- the ground-based portion of the Globalstar System. The ground segment consists of the SOCCs, the GOCCs, the gateways, TCUs located at selected gateways, and the Globalstar Data Network which interconnects all of the ground-based elements.

GUARANTY FEE -- the fee equal to 1.5% per annum of the average quarterly amount outstanding under the Credit Agreement, paid by Globalstar to Loral and the other guaranteeing partners.

GUARANTY WARRANTS -- Warrants to purchase 4,185,318 shares of Common Stock, at a price of $26.50 per share, issued by GTL to DASA, Loral, Lockheed Martin, Qualcomm and SS/L.

HAND-HELD SERVICE -- Globalstar voice service to a hand-held, portable terminal.

HOT FAILURE -- launch failure resulting in damage to or loss of a satellite.

HYUNDAI -- Hyundai Electronics Industries Co. Ltd. Hyundai is a leading South Korean manufacturer of telecommunications equipment, including the development and production of portable and mobile cellular telephones, and multimedia systems.

ICO(TM) -- Global Communications' MEO satellite telecommunications service that would operate in the 2 GHz band.

INDENTURE -- the indenture pursuant to which the notes comprising a part of the Units are issued.

INFORMATION AGENT -- W.F. Doring & Co., Inc.

ITU -- see International Telecommunication Union.

IN-SERVICE DATE -- the date on which Globalstar expects to commence initial commercial operations via a 32-satellite constellation.

INDEPENDENT REPRESENTATIVES -- representatives on the General Partners' committee not affiliated with Loral.

INMARSAT -- International Maritime Satellite Organization, which has formed an affiliate, Global Communications, Inc., which is a proponent of ICO.

INTELSAT -- International Telecommunications Satellite Organization, a consortium of 135 member nations and the world's largest operator of communications satellites.

INTERNATIONAL TELECOMMUNICATION UNION (ITU) -- telecommunications agency of the United Nations, established to provide standardized communication procedures and practices, including frequency allocation and radio regulations on a worldwide basis.

INVESTMENT COMPANY ACT -- the Investment Company Act of 1940, as amended.

IRIDIUM(TM) -- a low-earth orbit satellite-based telecommunications system proposed by a consortium headed by Motorola to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.

KHz -- see kilohertz.

KILOHERTZ (KHz) -- a unit of frequency equal to one thousand cycles per second.

LEO -- low-earth orbit between 500 and 1,500 nautical miles in altitude.

LGP -- Loral General Partner, Inc., general partner of LQP.

LMDS -- Local Multipoint Distribution Services.

L/Q LICENSEE -- a wholly owned subsidiary of LQP to which LQP assigned its FCC license granting authority to construct, launch and operate the Globalstar System for the purposes of providing MSS in the United States.

LQP -- see Loral/Qualcomm Partnership, L.P.

LQSS -- see Loral/Qualcomm Satellite Services, L.P.

LOCKHEED MARTIN -- Lockheed Martin Corporation, a Maryland corporation, and its subsidiaries and affiliates. Lockheed Martin acquired Old Loral pursuant to an Agreement and Plan of Merger, dated as of January 7, 1996.

LORAL -- Loral Space & Communications Ltd., a Bermuda company. Loral is a principal founder of Globalstar and, through a subsidiary, its managing partner.

LORAL/QUALCOMM PARTNERSHIP, L.P. (LQP) -- a Delaware limited partnership comprised of subsidiaries of Loral and Qualcomm. LQP is the general partner of LQSS, and was an MSS applicant for the FCC license to construct, launch and operate the Globalstar System.

LORAL/QUALCOMM SATELLITE SERVICES, L.P. (LQSS) -- a Delaware limited partnership which is the managing general partner of Globalstar.

MEO -- Medium-earth orbit, between 2,000 and 18,000 nautical miles in altitude.

MHz -- see megahertz.

MSS -- see Mobile Satellite Services.

MSS ABOVE 1 GHz SERVICE -- an MSS service regulated by the FCC in the United States which has been allocated spectrum in 1610-1626.5 MHz for the user uplink and in 2483.5-2500 MHz for the user downlink.

MSS APPLICANTS -- six companies that have applied to the FCC for licenses to provide LEO satellite-based telecommunications services in the United States in the 1610-1626.5/2483.5-2500 MHz portions of the radio frequency spectrum.

MSS PROCEEDING -- FCC proceeding for considering applications for authorization to construct, launch and operate MSS systems in the United States.

MEGAHERTZ (MHz) -- a unit of frequency equal to one million cycles per second.

MOBILE SATELLITE SERVICES (MSS) -- services transmitted via satellites to provide mobile telephone, fixed telephone, paging, messaging, facsimile, data and position location services directly to users.

MOTOROLA -- Motorola, Inc.

NNM -- Nasdaq National Market.

ODYSSEY(TM) -- a medium-earth orbit satellite-based telecommunications system proposed by TRW, Inc., to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.

OLD LORAL -- Loral Corporation, a New York corporation which merged into a subsidiary of Lockheed Martin pursuant to an Agreement and Plan of Merger, dated as of January 7, 1996.

OMNITRACS -- an international satellite-based truck fleet and position location service, owned and operated by Qualcomm.

ORBITAL PLANE -- the flight path of a satellite.

ORBITEL -- Orbitel Mobile Communications Ltd., a subsidiary of L.M. Ericsson.

ORDER -- FCC order adopting rules and policies for MSS Above 1 GHz Service.

PCS -- see personal communications service.

PFIC -- a passive foreign investment company within the meaning of the Code.

PSTN -- see Public Switched Telephone Network.

PAGING -- a service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric display or small speaker.

PARTNERSHIP WARRANTS -- the rights to purchase 5,316,486 Globalstar partnership interests, at a price of $26.50 each, upon the exercise of the Guaranty Warrants and of the Rights.

PATH DIVERSITY -- the character of the angles of view formed by the 48 LEO satellites orbiting the Earth to facilitate continuous overlapping global coverage.

PENETRATION RATE -- the percentage of total population in a national or regional area subscribing to a given telecommunications service.

PERSONAL COMMUNICATIONS SERVICES (PCS) -- terrestrial wireless telecommunication service similar to cellular telephone service but operating in a different set of frequencies.

PREFERRED PARTNERSHIP INTERESTS -- Interests in Globalstar acquired by GTL in connection with its issuance of CPEOs. The Preferred Partnership Interests represent (on a fully diluted basis) an 8.4% equity interest in Globalstar.

QUALCOMM -- QUALCOMM Incorporated, a Delaware corporation, and its subsidiaries and affiliates. Qualcomm, a leader in CDMA technology, has successfully implemented CDMA in multi-user cellular communications applications and owns and operates OmniTRACS, an international satellite-based truck fleet and position location service.

RADIO FREQUENCY SPECTRUM -- a portion of the electromagnetic spectrum that includes electromagnetic waves at frequencies below the infrared frequencies and usually above 20 KHz. See also electromagnetic spectrum.

RECORD DATE -- March 24, 1997.

RIGHTS SHARES -- 1,131,168 shares of Common Stock available for purchase pursuant to the exercise of Rights.

RIGHTS -- rights to subscribe for and purchase 1,131,168 shares of Common Stock for a price of $26.50 per share, distributed by GTL to the holders of Common Stock.

RIGHTS OFFERING -- the offering of the Rights Shares issuable upon exercise of the Rights.

SOCCs -- see Satellite Operations Control Center.

SS/L -- Space Systems/Loral, Inc., a Delaware corporation, in which Loral holds a 51% equity interest, is a leading manufacturer of commercial communications satellites. Loral is contractually obligated to increase this interest to 75.5%.

SATELLITE OPERATIONS CONTROL CENTER (SOCC) -- monitors and controls the satellite after it is launched. There are no antennas or radio frequency equipment located at the SOCC. Radio frequency links to and from the satellite are via telemetry and command units that are physically located at selected gateways. The SOCC coordinates with other elements of the Globalstar Ground Segments.

SECURITIES ACT -- the Securities Act of 1933, as amended.

SELLING HOLDERS -- the holders of the Guaranty Warrants.

SERVICE (OR GLOBALSTAR SERVICE) -- the transmission and reception of voice, data, messaging, paging, position, location or other information through the Globalstar System using a service provider's gateway(s).

SERVICE PROVIDER -- Globalstar's partners and other entities that will act as local intermediaries between Globalstar and the subscribers. Service providers will build and own the gateways, obtain the necessary regulatory approvals and market and distribute Globalstar service in their respective markets.

SHAREHOLDERS -- holders of record of Common Stock outstanding as of the Record Date.

SHARES -- Warrant Shares and Rights Shares.

SPACE SEGMENT -- the space-based portion of the Globalstar System.

SPECTRUM -- the radio frequency spectrum.

STANDBY AGREEMENT -- the agreement between GTL and Loral, pursuant to which Loral has agreed to subscribe for and purchase at the Subscription Price all Rights Shares not otherwise subscribed for on or prior to the Expiration Date.

STRATEGIC PARTNER -- Globalstar's direct and indirect partners which will play key roles in the design, construction, operation and marketing of the Globalstar System.

SUBSCRIPTION AGENT -- The Bank of New York.

SUBSCRIPTION CERTIFICATES -- transferable subscription certificates underlying the Rights.

SUBSCRIPTION PRICE -- $26.50 per share of Common Stock.

SWITCH -- a device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

TCUs -- telemetry and command units, self-contained units installed in selected gateways which use the gateway antennas. They include the ground-based telemetry receiver and the ground-based command transmitters. They interface with and are directly controlled by SOCCs via the Globalstar data network.

TDMA -- see Time Division Multiple Access.

TELITAL -- TELITAL S.r.L., a private company organized under the laws of Italy, which designs, develops and produces telephony products for European and international markets.

TIME DIVISION MULTIPLE ACCESS (TDMA) -- a digital method of multiplexing that combines a number of signals through a common point by organizing them sequentially and transmitting each in bursts at different instants of time. Communicating devices at different geographical locations share a multipoint or broadcast channel by means of a technique that allocates different time slots to different users.

UNIT OFFERING -- the offering of the Units.

UNITS -- the 500,000 units issued on February 19, 1997, consisting of $500,000,000 11 3/8% Senior Notes due 2004 of Globalstar and its subsidiary, Globalstar Capital Corporation, and warrants to purchase 1,032,250 shares of Common Stock.

UPLINK -- the transmitting of a satellite circuit extending from the Earth to the satellite. Compare to downlink.

USER LINK -- the path by which information flows when traveling from a Subscriber Terminal to a satellite and from a satellite to a Subscriber Terminal. LQP has applied for user uplinks in the L-band and user downlinks in the S-bank regions of the frequency spectrum.

VODAFONE -- Vodafone Group Plc, a U.K. company. Vodafone is one of the largest providers of mobile telecommunications services in the world, with 1.4 million cellular subscribers worldwide.

WARC -- see World Administrative Radio Conference.

WARC '92 -- the 1992 WARC.

WRC -- see World Radiocommunication Conference.

WRC '95 -- the 1995 World Radiocommunication Conference.

WARRANT ACCELERATION AND REGISTRATION RIGHTS AGREEMENT -- the agreement by and among GTL, LQSS and the Warrant Holders pursuant to which GTL and LQSS agreed to accelerate the vesting and exercisability of the Guaranty Warrants.

WARRANT SHARES -- 4,185,318 shares of Common Stock issuable upon exercise of the Guaranty Warrants.

WORLD ADMINISTRATIVE RADIO CONFERENCE (WARC) -- an ITU conference for adopting international allocations for radio frequencies and satellite orbit locations.

WORLD RADIOCOMMUNICATION CONFERENCE (WRC) -- since 1993, the successor to the World Administrative Radio Conference.

YUZHNOYE -- YUZHNOYE NPO YUZHNOYE, A UKRAINE LAUNCH VEHICLE MANUFACTURER.

     References to corporate entities include their subsidiaries unless otherwise specified.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE WARRANT SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR GLOBALSTAR SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
Summary...............................    1
Risk Factors..........................    6
Use of Proceeds.......................   15
Dividend Policy.......................   15
The Company...........................   17
Business..............................   17
Regulation............................   23
Taxation..............................   27
Selling Holders.......................   29
Plan of Distribution..................   34
Legal Opinions........................   35
Experts...............................   35
Glossary of Terms.....................  G-1

======================================================

======================================================

                                   GLOBALSTAR
                           TELECOMMUNICATIONS LIMITED

                                4,185,318 Shares
                                of Common Stock
                             Issuable upon Exercise
                            of Warrants to Purchase
                                  such Shares

                          ---------------------------

                                   PROSPECTUS
                                 March 24, 1997
                          ---------------------------
======================================================